ZENNIHOME HOLDINGS, INC.

(a Delaware corporation)

Form C/A

Fifth Amendment of Form C

Disclosures in Reg CF Offering

April 25, 2024

TABLE OF CONTENTS

PURPOSE OF THIS FORM

EXHIBIT A-1	WEFUNDER CAMPAIGN PAGE
EXHIBIT A-2	TRANSCRIPT TO VIDEO #1 ON CAMPAIGN PAGE
EXHIBIT A-3	TRANSCRIPT TO VIDEO #2 ON CAMPAIGN PAGE
EXHIBIT B	RISKS OF INVESTING
EXHIBIT C	FORM OF INVESTMENT AGREEMENT
EXHIBIT D	CERTIFICATE OF FORMATION OF ZENNIHOME CF LLC
EXHIBIT E	LIMITED LIABILITY COMPANY AGREEMENT OF ZENNIHOME CF LLC
EXHIBIT F	AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
EXHIBIT G	VOTING AGREEMENT
EXHIBIT H	CAP TABLE
EXHIBIT I	FINANCIAL STATEMENTS
EXHIBIT J	ADDITIONAL DISCLOSURES

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

Summary of Changes

This is a Form C/A, reflecting a change in the information provided previously. The principal changes, described more fully below, are:

- The Company has received its audited financial statements for the year ended 12/31/2023.
- The Company's auditor has changed.
- The Company has new officers and/or directors.
- The Company has a received a grant of $24 million to build a new, automated factory.
- The Navajo Nation has announced its intention to place an order for at least 200 homes for approximately $50 million, although the order is not yet in the form of a binding contract.
- The Company has new and updated financial projections through 2026.

§227.201(a) – Basic Information About the Company

Name of Company	ZenniHome Holdings, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	March 8, 2022
Kind of Entity	Corporation
Street Address	1500 N. Desert Paintbrush Rd. Page AZ 86040
Website Address	http://www.zennihome.com

	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$11,332,613	$7,653,369
Cash & Equivalents	$1,183,519	$228,118
Account Receivable	$710,266	$50,000
Short-Term Debt	Financing leases - current $ 23,418 Notes payable - current $1,870,506 Notes payable - related party - current $492,559	Financing leases - current $97,264 Notes payable - current $70,532 Notes payable - related party - current $60,486
Long-Term Debt	Financing leases $245,754 Notes payable $6,360,160 Notes payable - related party $2,268,564	Financing leases $292,173 Notes payable $270,798 Notes payable - related party $20,070
Revenues/Sales	$669,550	$0
Cost of Goods Sold	$892,960	$0
Taxes Paid	$0	$0
Net Income	Loss ($12,855405)	Loss ($3,061,256)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _____X_____

NO _____

Name of SPV	ZenniHome CF LLC
State of Organization (not necessarily where the SPV operates, but the State in which it was formed)	Delaware
Date SPV Was Formed (from the SPV's Certificate of Incorporation)	April 17, 2023
Kind of Entity (Check One)	Limited Liability Company
Street Address	4645 North 32nd Street, Suite A-255 Phoenix, AZ 85018

NOTE TO INVESTORS ABOUT THE SPV

Regulation Crowdfunding allows an issuer to use a special purpose vehicle, or SPV. The technical legal term is a "crowdfunding vehicle."

In this case, while the name of the Company itself is ZenniHome Holdings, Inc., the name of the SPV is ZenniHome CF LLC. You and all the other Regulation Crowdfunding investors will invest in ZenniHome CF LLC and ZenniHome CF LLC will, in turn, use your money to invest in ZenniHome Holdings, Inc. Hence, ZenniHome CF LLC will be reflected as one investor in ZenniHome Holdings, Inc.

ZenniHome Holdings, Inc. believes this structure – with one investor rather than many – will make it easier to raise additional capital in the future.

ZenniHome CF LLC will conduct no business other than to invest in ZenniHome Holdings, Inc.

Although ZenniHome Holdings, Inc. is a corporation, you will be an owner of ZenniHome CF LLC, which is a limited liability company. Hence, you will receive IRS Form K-1 for tax reporting purposes.

All the information about "the Company" in this Form C refers to ZenniHome Holdings, Inc., not to ZenniHome CF LLC, unless otherwise indicated.

§227.201(b) – Directors and Officers

The Company is a corporation, managed by its Board of Directors and officers.

Under the Company's governing documents, the Board of Directors has six members, designated as follows:

- The owners of Common Stock, voting as a separate class, have the right to elect five Directors.

- The owners of the Preferred Stock, including the Series A Preferred Stock, voting as a separate class, have the right to elect one Director. As long as Caliber Tax-Advantaged Opportunity Zone Fund, L.P. and its affiliates hold at least 640,000 shares of Series Seed Preferred Stock, it will have the right to designate that one Director.

Name	Position(s) with Company	Joined Company	Other Current Occupation and Occupation During the Last Three Years
Connie Carras*	Director	2022	Independent Director Founder and CEO CEC Enterprises Consulting
Mindy Rex*	Director	2022	President & CEO Pacific Housing Partners
Robert Worsley*	Director, CEO, Board Chairman	2022	Previously CEO of NZ Legacy and Novo Power
Stephen James*	Director	2022	SVP Community Planning and Design Larry H. Miller Real Estate
Chris Loeffler**	Director	2022	CEO, Caliber Funds
Jerry Coleman*	Director	2023	CEO at Build To Stay for past two years Previously Executive Chairman at Elevation Home Energy Solutions
Trevor Barger	Chief Revenue Officer	2022	CEO, Espiritu Loci
Aaron Lieberman	Chief Partnership Officer	2023	CPO, ZenniHome Holdings Inc. Previously Founder & CEO Accelero Learning, Shine Early Learning, Accelero Learning, Buzze
Michael Schmitt	Chief Operating Officer	2023	COO, ZenniHome Holdings Inc. Previously Director of Operations, Tesla Gigafactory, EVP, COO, CTO Bosch Rexroth N/AM, Executive leadership roles at Bosch Mexico, China, Germany, and Hungary

*Elected by holders of Common Stock

**Elected by Caliber

Additional Information About Officers and Directors

Bob Worsley, Founder, CEO and Chairman of the Board

Bob is an accomplished and celebrated entrepreneur, former Arizona State Senator, and author.

Bob became interested in the future of housing while working with a friend in Provo, Utah in 2018 after his retirement from the Arizona Senate. That interest has blossomed into ZenniHome.

Named 1999 Arizona Entrepreneur of the Year and 2018 Legislator of the Year, after his BYU BA degree, Bob began his career in 1980 as a CPA with Price Waterhouse, went on to found SkyMall in 1989, took it public in 1996 and then sold it to Rupert Murdoch's corporate empire in 2001. He then founded NZ Legacy which has been active in real estate, energy and mineral developments since 2002. He built an $80 Million 28MW biomass energy plant in 2008, fueled by the remains of the Rodeo-Chediski fire which burned over 450,000 acres of Arizona forest land in 2002; his company, NovoPower is currently fueled by 15,000 acres per year of forest-thinning and is staffed with over 100 employees and contractors. It operates with a 15% EBITDA per year.

A three term Arizona State Senator, Bob is involved with energy and technology issues, citizen engagement, data collection, and the required infrastructure for future autonomous vehicles. Bob authored the recently published book, "The Horseshoe Virus" which tells his story of being elected to fight for immigrants in Arizona.

Bob has served or serves on Boards of Mesa United Way, Mesa Urban Renewal Lab, United Families, Institute of American Values in NYC, Arizona Aerospace Association, Maricopa County Association of Governments Economic Council, and American Businesses for Immigration Coalition. He has been Scoutmaster to a 36 scout troop, leading an LDS Mission to Uruguay and Paraguay, a decade-long Hispanic congregation leader, as well as numerous other civic, Church, and philanthropic roles.

Trevor Barger, Chief Revenue Officer

Trevor is ZenniHome's CRO. Trevor brings over 20 years of experience in land use planning and design, having worked for both public and private clients at a variety of scales and project types. He is the Founder, Espiritu Loci Incorporated, a land planning and development assistance firm specializing in creating spirited one-of-a-kind settings for life. He has apprenticed under Vern Swaback, Frank Lloyd Wright's last apprentice - an experience that has been influential in his professional development as design cues and the character of place are often driven by the beauty of surrounding forms, colors, and materials.

Trevor holds a Master of Science in Planning, University of Arizona and a Bachelor of Science in Design with a focus on Housing and Urban Development, Arizona State University.

Stephen James, Board Director

Stephen James serves as ZenniHome Board Director. He is Executive Vice President Planning and Community Design at Larry H. Miller Real Estate and transforming post mining land into Daybreak, a 4,200 acre sustainable, transit oriented, and walkable new town that is striving to stem the negative impacts of sprawl in the Salt Lake Valley and demonstrate an alternate path forward for developers and suburban towns.

Stephen has proven architecture, urban planning & design, and community design & development skills that creates and transforms community development markets with innovative, targeted, smart growth vision and implementation that is based in research. He has previous Architecture design experience with focus on adoption of leading edge technologies, Design West, HGA. He is active in the AIA, CNU, and ULI, often speaking on panels and participating in charrettes aimed at innovation in community planning and neighborhood design.

His work has been recognized in 2011 as the Best Smart Growth Community and Community of the Year at the Best of American Living Awards sponsored by the National Association of Home Builders and he has served as Judge in the 2009 prestigious ULI Gerald Hines competition.

Stephen holds a Masters in Architecture degree, with honors, University of Minnesota, a Bachelor of Science, Architecture and German Studies, University of Utah and an Industrial Design, Brigham Young University.

Chris Loeffler, Board Director

Chris Loeffler founded and has served as the CEO and Chairman of Caliber's Board of Directors since soon after its inception. As CEO, Chris directs and executes global strategy, oversees investments and fund management, and contributes to private and public capital formation. As a Co-Founder Chris took an early role forming the Company's financial and operational infrastructure and navigating the vertical integration of all real estate and investment services.

Prior to forming Caliber, Chris worked at PwC in Phoenix, Arizona, completing public company audits, developing control systems, and completing several acquisition or sale transactions. Some of Chris's clients included Honeywell International, Inc., CSK Auto Inc., Verizon Communications, Inc., Republic Services, Inc., Car Wash Partners, Inc., and the Arizona Diamondbacks.

Chris earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from California Polytechnic State University, San Luis Obispo. Chris also attended Universidad Complutense de Madrid (University of Madrid) in Madrid, Spain. In addition, Chris is the Co-Founder and former Board Director for Qwick, Inc., a venture-funded hospitality staffing marketplace, and a Board Director and Treasurer for the Mesa Police Foundation.

Connie Carras, CPA, CA, GCB.D, CCB.D, Board Director

Connie Carras is an Independent Board Chair and Director, Entrepreneur, and Innovator. She is a trusted, purpose driven Leader who focuses on shaping and leading "Innovation for Good".

Connie chairs the EnerQuality Corporation Board and serves as Director, Risk Committee and Governance Committee Chair on the Canlan Sports Inc. (TSX:ICE) Board. She is the former partner and national leader for PwC and IBM's Institutional Investor consulting practices and currently leads CEC Enterprises Consulting as Founder & CEO, a boutique Board and C-Suite strategic growth advisory firm in Canada and the US.

Experienced working across Canada, the US, and the UK in Commercial Real Estate and Housing, Banking, Insurance, and Institutional Investment and leading strategic change using the levers of technology and ESG, Connie is known for bringing together ideas, partnerships, and capital that strategically accelerate industry innovation and its impact. She has led and scaled ventures through successful public exits. Her clients include Canadian and North American Developers, Lenders, proptech, fintech, and climate tech startups.

Passionate about climate and the environment, the future of housing and DE&I at the governance level, she speaks regularly and consults on how businesses can better address ESG, AI, and transformative technologies in their strategy and governance agendas—especially to see beyond compliance and risk management and to target opportunity.

Mindy Rex, Board Director

Mindy Rex is an affordable housing enthusiast. Mindy is the Managing Director of Originations at CREA LLC and President & CEO for Pacific Housing Partners. She is also the co-founder of AutoVol, the largest housing factory in the USA, located in Boise, Idaho.

Mindy s worked previously with Wells Fargo as VP Community Funding Investment, and VP NOAH, the Network for Oregon Affordable Housing.

Mindy holds a BS from Portland State University in Business Management/Finance.

Jerry Coleman, Board Director

Jerry is a serial entrepreneur with a passion for developing and growing companies on a national scale, with more than 25 years of experience in real estate.

As a co-founder of Invitation Homes, Jerry was one of the pioneers in the institutional single family rental industry, partnering with the private equity firm Blackstone Group to form Invitation Homes, bringing in more than $10 billion dollars in investment to the largest single-family home rental portfolio in U.S. history.

Jerry is also co-founder of Alliance Investment Group, which has acquired and managed over 10,000 acres of land in Southwest.

Jerry co-founded Elevation Solar, offering residential energy solutions to individuals and institutional real estate owners.

Jerry also founded Offerpad, a premium online platform that revolutionizes how people sell their homes by eliminating the hassle and uncertainty of the traditional home selling process.

Through each of these ventures, Jerry finds fulfilment in providing job creation and economic development for the many local economies where these businesses have operated.

Aaron Lieberman, Chief Partnerships Officer

Aaron is a serial social entrepreneur. He founded Jumpstart in his college dorm room at Yale in 1993. The organization has now engaged over 50,000 college students in high-impact service to over 100,000 children in 75 communities across the country.   Aaron then founded Acelero Learning in 2001 and served as its CEO until 2015, growing the company from a start up to over $60 m in annual revenues with 1200 employees. Today, Acelero Learning impacts over 40,000 young children and their families every year, and has produced some of the largest child outcome gains ever recorded in a Head Start program. Aaron served in the Arizona State Legislature from 2019 to 2021, when he resigned to run for Governor. In 2022, Aaron launched and serves as Chairman of Buzze, a new company focused on helping EV drivers find charging solutions right in their neighborhood. The company's mission is to help get 1 million new EVs on the road through this innovative shared residential charging network.

Michael Schmitt, Chief Operating Officer

Michael is an accomplished operations and technical leader with more than 27 years' experience in automotive and mechanical industries in Europe, China, and North America.

Since 1998, Michael has held several leadership roles with Bosch Automotive Electronics. In 2008 he was Vice President China Operations, scaling operations from project phase to large scale production. In 2011 he was Vice President and General Manager of operations for Bosch Rexroth Beijing and later Senior Vice President for Mobile Hydraulics and Gearboxes for Wind Power Plants. In 2015 he was Senior Vice President and General Manager Operations for Bosch Electrical Drives and Powertrain Solutions in Toluca Mexico. In 2022 Michael drove operation and engineering improvements in all business units of Rexroth North America as its COO and CTO.

In 2023, Michael joined Tesla as Director Operations at Teslas' Gigafactory in Texas where he was responsible for improving cost and delivery in MY and launching the Tesla Cybertruck.

Since March 2024, Michael has joined ZenniHome as its Chief Operating Officer, leading efforts to scale world class manufacturing in modular homes that are easily transported, environmentally friendly, and technologically advanced.

Throughout his career Michael has led many functions and business disciplines including R&D, manufacturing, logistics, industrialization, engineering, launch management, controlling, human resource, quality, HSE, and facilities management.

Michael holds a PhD in Physics from TU Darmstadt Germany.

§227.201(c) – Identify Each Person Who Owns 20% or More of the Voting Power

The only person who owns 20% or more of the voting power of the Company, immediately before this offering and as of the date of this amendment, is The Robert M. Worsley and Christi M. Worsley Revocable Trust, controlled by Robert Worsley, which owns approximately 57% (52.9% as of the date of this amendment) of the Company's voting power.

§227.201(d) – The Company's Business and Business Plan

Overview

The Company is engaged in the business of designing, manufacturing, and selling steel volumetric modular homes. The Company's mission is to help solve the housing crisis in the U.S. with attainably priced, beautifully designed, smart and environmentally considered homes. ZenniHome units are designed with commercialized smart home, green, iOT, WIFI and grid-free tech. The homes can be used on or off-grid with PV power and battery. AWS atmospheric water harvesting and grey and blackwater separation might provide certain environmental water management.

DELIBERATE STRATEGY
WE HAVE OBSESSED OVER THE SUCCESSES AND FAILURES IN THE INDUSTRY
THERE ARE CLEAR PRINCIPLES WE HAVE LEARNED.
What not to do
• ADU FOCUSED BUSINESS
• 1 HOME AT A TIME LOGISTICS/PERMITTING
• SNOWFLAKE CUSTOM FLOOR PLAN PROJECTS
• A BUILDING SYSTEM FOR "EVERYTHING AND ANYTHING"
• RV/HUD/LOW QUALITY
ZenniHome strategy
• BUILD A STREAMLINED STANDARDIZED PRODUCT - MANUFACTURE LIKE CARS
• FOCUS ON LARGE VOLUME BUYERS AND DEALS (100+ AT A TIME)
• STEEL AND STACKABLE
• LOGISTICS OPTIMIZED DIMENSIONS
• IBC QUALITY + BEAUTIFUL DESIGN
• OPTIMIZE TO GET KEYS IN HANDS

Homes are currently manufactured in Page, AZ, USA, within easy access to abundant and skilled factory labor and a centralized transportation area of 90M population in the US Southwest. Factory produced model homes are available for touring in Mesa, AZ. In 2023, the Company signed a contract for a $10.5M 90 unit multi-family development in Mesa, AZ, as of November 2, 2023, scheduled for completion in 2024.

Mission, Vision, and Accomplishments











Headlines across the US and most of the industrialized nations around the world scream housing shortages and the need for affordable solutions driven by the private sector and supported by government policy.

Solving this problem will require strategic efforts to tackle the many complex issues impacting the industry's ability to provide comprehensive and rapid responses to unmet demand and supply constraints including:

- Labor shortages
- Inflation, supply chain and cost escalation
- Financial attainability
- Technology and business model innovation
- Development risk and capital access
- Under-addressed social issues with populations of indigenous, homeless and those with drug and mental health issues
- More frequent and more severe climate events requiring emergency response in housing

- Eventual recovery from global conflicts and rebuilding from the destruction caused by these conflicts

From Chaos and Crisis:


U.S. HOUSING IS MORE UNAFFORDABLE AND UNAVAILABLE THAN EVER IN 2023
6.5M
U.S. HOUSING UNIT SHORTAGE
~3x
PRICE INCREASE SINCE 2000
~2x
YOY INCREASE IN INTEREST RATES
• A MAJOR GAP EXISTS FOR HIGH QUALITY ATTAINABLE HOUSING (UNDER $300K)
• TRADITIONAL CONSTRUCTION METHODS ARE OUTDATED, FAILING TO MEET COST EFFICIENCY, TIMELINES, AND GROWING DEMAND
• INNOVATIVE HOUSING SOLUTIONS ARE NEEDED FOR GOVTS, DEVELOPERS, COMPANIES (WORKFORCE HOUSING)
ADDITIONALLY, RESIDENTIAL PROPERTIES ARE RESPONSIBLE FOR 17-21% OF ENERGY RELATED CARBON EMISSIONS GLOBALLY.


HOUSING CRISIS
As a result, there is a sizable shortage of new homes after more than a decade of under-building relative to population growth, according to a new analysis from Realtor.com released Wednesday. The gap between single-family home constructions and household formations grew to 6.5 million homes between 2012 and 2022. Mar 8, 2023
CNN.com
https://www.cnn.com › 2023/03/08 › housing-shortage
The US housing market is short 6.5 million homes - CNN
Wall Street Journal
https://www.wsj.com › U.S. › The Numbers
How Severe Is the Housing Shortage? It Depends ...
Apr 14, 2023 — The National Low Income Housing Coalition says the U.S. has a
million units, Realtor.com says 6.5 million, mortgage-finance ...
HousingWire
https://www.housingwire.com › articles › the-housing-...
Housing market is 6.5 million units short: Realtor.com
Mar 8, 2023 — Existing housing inventory fell by 11,021 homes week over week for the week ending March 6, according to data from Altos Research. While many ...
CBS News
https://www.cbsnews.com › MoneyWatch
Looking to buy a newly built home? Good luck finding one.
4 days ago — The number of newly constructed homes sat around 70,000 at the end of last yea
contributing to the housing crunch.
MarketWatch
https://www.marketwatch.com › ... › Economic Report
U.S. has a shortfall of 6.5 million single-family homes due ...
Mar 12, 2023 — A decade of under-building has led to a shortfall of 6.5 million single-family homes in the U.S., according to a new report released Wednesday.

To Zen, and ZenniHome:



ZenniHome entered this market in 2020, determined to think differently, bringing together the leadership practices in manufacturing, technology, business model innovation, and the environment to the surgically re-invent how housing and homes are imagined, created, brought to market and how people live:

- Why do homes need to be constructed on site, where labor markets are tight, the weather causes delays and material damage that all add to costs?
- Why do homes need to have single purpose rooms-adding to the costs of construction, financing and operation as well as their environmental impact?
- How can development risks and costs be better managed to better democratize development and accelerate supply to market?

The answer to the questions led the ZenniHome team to create:

- Beautifully designed, volumetric modular homes, made with steel, offering extraordinary strength to stack, and many resilience and recycling benefits over wood
- Factory produced with the precision of certain advanced manufacturing
- Designed in size and form to allow easy transport
- Two fully factory constructed models, that can be used on their own, or joined horizontally, or stacked vertically up to five stories without special support structures
- Fully furnished, but transforming interior spaces that take maximum advantage of a smaller overall footprint and saving the construction costs of more square feet
- Energy, water and waste mitigation with off-grid living or with reductions in each of these areas reducing environmental impacts and operating cost affordability

The Company has a six-member professional Board of Directors with the majority of Directors independent of Company operational roles, and it has a CEO and Founders with decades of real estate and successful start up through IPO experience. Its two co-founders are the leaders in community design in Arizona and Utah. In its startup stage through 2022, the Company successfully raised $6M in Series Seed capital, with Caliber Co as the lead investor.


WORLD CLASS TEAM
BOARD OF DIRECTORS
BOB WORSLEY
Chairman, CEO, Founder
STEPHEN JAMES
Co-Founder, Board of Directors
JERRY COLEMAN
Founder OfferPad & Invitation Homes, Board of Directors
CONNIE CARRAS
CPA, CA, GCB.D, CCB.D, Board of Directors
CHRIS LOEFFLER
Co-Founder of CaliberCo, Board of Directors
MINDY REX
COO to AutoVol Founder, Board of Directors
DR. MICHAEL SCHMITT
Chief Operating Officer
AARON LIEBERMAN
Chief Partnerships Officer
TREVOR BARGER
FAICP CUD, Chief Revenue Officer
DAVID MONSON
Vice President Marketing and Design
MCCALL JUDD
Vice President Operations
AARON NEUNSCHWANDER
Vice President Partnerships
SkyMall
pwc
TESLA
BOSCH
rexroth
A Bosch Company
invitationhomes
Offerpad
Instawork
Goldman Sachs
Lambda
CALIBER
Autovol
PEG
Forbes Business Council
IBM
mastercard
WOODBURY CORPORATION
Modal
CREA
WELLS FARGO

Led by an experienced leadership team and majority independent Board of Directors, the Company has successfully completed its start up phase with important and noteworthy results.

Led by an experienced leadership team and majority independent Board of Directors, the Company has successfully completed its start up phase with important and noteworthy results.

A new plant in an AZ Opportunity Zone, setup, staffed, operationally laid out, and producing beautifully designed and state licensed homes.


1ST WAVE OF
PRODUCTION
STARTED
UPDATE: UNITS ARE
SHIPPING AND
BEING INSTALLED!

Validated demand through a soft order pipeline of more than 80,000 units across the B2B, B2C, B2G and B2Navajo (B2N) markets.


NOW 80,000+
SOFT ORDER BREAKDOWN
90%
Of Soft Orders
DEVELOPERS
Multi-Family, Low-Rise, and Mid-Rise Developments
9%
Of Soft Orders
GOVERNMENT
Disaster Recovery, Workforce and Affordable Housing
1%
Of Soft Orders
CONSUMERS
ADU, Off-Grid, and Single-Family Homes
ZENNIHOME

In January 2023 the Company signed a $10.5MM contract for a 90 unit, five story above podium development in Mesa, AZ. The project experienced several speedbumps but is now on track to be completed in 2024.


...OR STACKED FOR LARGE MULTI-UNIT DEVELOPMENTS
ZENCITY
ZENNIHOME
60 Citizens
30 Denizens
Rendering of upcoming project:
29 West project in Mesa, AZ completing 2023
ZENCITY

From Concept to Licensed Design, to Factory Production, Transportation, and in Siting

The Company offers two patent pending standard models, a 320sf Denizen Unit and a 640sf Citizen Unit. These models can be used as homes on their own, as Accessory Dwelling Units (ADUs) or combined horizontally or stacked vertically up to five stories over a podium. Homes are built to the dimensions of standard shipping containers so they can be transported easily and without special permit by truck, rail, and ship. The homes may be purchased by consumers, developers, and government agencies. The base price for a Denizen Unit is $90,000 and for a Citizen Unit is $125,000. Currently, our units are provided fully furnished for move in ease.


WE HAVE PERFECTED 2 BASE UNITS THAT CAN BE USED INDIVIDUALLY...
DENIZEN + CITIZEN
ZENNIHOME
DENIZEN
CITIZEN


DENIZEN
LAYOUT
320 SQ FT
FUNCTIONS LIKE
600+ SQ FT
FULL BATH
TRANSFORMING:
QUEEN BED/LIVING ROOM
PATIO
KITCHEN
WASHER/DRYER
TRANSFORMING:
OFFICE/CLOSET
COVERED ENTRY


CITIZEN
LAYOUT
640 SQ FT
FUNCTIONS LIKE
1200+ SQ FT
TRANSFORMING:
FULL BED / OFFICE 1
DINING
FULL BATH
ADA ACCESSIBLE
KITCHEN
COVERED STOOP
WASHER / DRYER
TRANSFORMING:
OFFICE 2 / CLOSET
PATIO
TRANSFORMING:
QUEEN BED / LIVING ROOM

ZenniHome's two standard products provide "lego" like flexibility in single, multi-family and community designs. To its knowledge, the Company is unique in the use of smaller spaces made to accommodate multiple living functions with the use of transforming furniture and walls. ZenniHome is also unique in its ability to stack five stories high without additional supports, offering important density options for small and missing middle housing.



Model Home in Mesa, AZ, Exterior view



Model Home Mesa, AZ, Interior View


ZENNIHOME

Factory in Page, AZ


1ST WAVE OF
PRODUCTION
STARTED
UPDATE: UNITS ARE
SHIPPING AND
BEING INSTALLED!


THEY ARE SHIPPED DIRECTLY TO YOUR
LOCATION BY TRUCK AND ARE READY
IN DAYS
ZENNIHOME

Recent Developments

The last months has seen two important developments.


NAVAJO NATION PARTNERSHIP
• SIGNED 75 YEAR LEASE WITH PRESIDENT BUU NYGREN
• 1,000 HOME INITIATIVE TO START
• ARPA GRANT FUNDS
• LONG TERM NEED FOR 35,000+ HOMES ON NN
• HOMES BUILT "ON NAVAJO, BY NAVAJO, FOR NAVAJO"

Grant for New Factory

On March 25th, 2024, ZenniHome Logistics, LLC, a wholly owned subsidiary of the Company, was awarded a $24 million grant from the Navajo Nation to support the design, construction, and fit out of a new 300,000 square foot automated factory facility that will be built near the Company's current factory on the former Navajo Generating Station site. The Company expects this will be a $60 million project, with $30 million spent on the building and $30 million spent on factory automation equipment. The Company currently plans to finance the balance of the project with New Market Tax Credits and commercial loans backed by the USDA Business and Industry Loan Guarantee program.

The Company has retained Dudley Ventures (owned by Valley National Bank) to raise the additional $36 million needed to fund the expansion factory. Dudley Ventures estimated they would need two to four weeks after the ARPA award was finalized and funded to receive firm commitments on the remaining balance. Dudley Ventures has a 26-year track record of working in these areas, and is a leading NMTC firm who both receives their own allocation and works with others to arrange financing for these types of projects.

Plans are underway for the development of the new factory with an expected opening date in 2026.



Announcement of Intent to Order

On March 8, 2024, the Navajo Nation announced a $50 million commitment to IDS+A, a key ZenniHome partner, to help fund the construction and installation of at least 200 ZenniHomes for high-need residents across the Navajo Nation. These 200 homes will be the first installment of President Nygren's 1000 Home Initiative.

In 2023, the Company entered into a 75-year lease with the Navajo Nation for the site in Page, Arizona, where its factory is currently located. Among other features, the lease provides for the abatement of rent (*i.e.*, zero rent) through 2030. The Company manufactures ZenniHome units in a 40,000 sf factory included in this lease.

The new automated 300,000 sf factory planned will be located on land also included in this 75-year lease.

Updated Financial Projections

Based on the new factory, the announced order by the Navajo Nation, as well as other developments, the Company has modified its financial projections:

Year	Revenue	EBITDA	Units Built
2024	$50.6M	($294,000)	398
2025	$109.7M	$17.8M	863
2026	$361.2M	$79.5M	2,835

These figures are based on the following assumptions, among others:

- The Revenue figures are based on booked and confirmed sales, the sale announced by the Navajo Nation, and other anticipated sales.
- The EBITDA figures are based on the scale and profitability possible with the new factory.
- The projections assume a continued reduction in costs as volume discounts and global supply chain alternatives are sourced and efficiency gains in G&A costs.

Like all financial projections, these figures represent management's expectations based on current assumptions about future events. Any number of factors could cause the Company to fall short of (or exceed) these expectations, including delays in the construction of the new factory or a cancellation of the order from the Navajo Nation. See "RISKS OF INVESTING."

A copy of the detailed projections is available upon request.

2023 Financial Statements

The Company has issued audited financial statements for 2023. Among other things, the 2023 financial statements show that revenue was approximately $700,000, far lower than the $5 million projected. The Company anticipates that most of the revenue shortfall for 2023 was due to postponed sales, which will be recorded in 2024.

The Company's Auditor has Changed

ZenniHome selected Haynie & Company (Haynie) to conduct its 2023 audit. Haynie is a unique, full-service CPA firm. The firm specializes in audit, tax, accounting, and business consulting. Haynie has grown since 1960 from a single office to 14 locations and nearly 400 team members.

The Company's previous auditors, Kimberlin LLC (Kimberlin) conducted the Company's 2021 and 2022 audit and reported on its annual financial statements. In late 2023, Kimberlin informed the Company that it was unable to complete the work by April 22nd 2024, the date required by WeFunder, the Company's Reg CF platform. The demands for certain of Kimberlin's other long-standing clients had grown since the prior years in the period required for the ZenniHome work to be completed.

Haynie was recommended by, and introduced to ZenniHome, by Kimberlin. Haynie met all the Company's requirements, including the firm's size and regional presence, with offices in Phoenix and Salt Lake City, important locations for ZenniHome. Haynie's range of related tax and advisory services were also seen as important in supporting the Company's current and future needs. Haynie was selected from two firms that expressed interest and ability to complete the engagement.

In December 2023, after completing their own review to accept the new engagement, Haynie & Company formally accepted the engagement and was appointed by the Company for its 2023 audit.

The Company has no disputes with its previous auditors, whether related to financial reporting or otherwise.

Campaign Page

Additional information about the Company and its plans, products, competitors, and markets is provided in EXHIBIT A, the "Campaign Page" on WeFunder. EXHIBITS A-1 and A-2 provide written transcripts of the videos on the Campaign Page.

§227.201(e) – Number of Employees

The Company currently has 109 active employees in full-time and part-time employment. That number does not include any independent contractors.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making this investment. Please see EXHIBIT B for a more expansive list of potential risks associated with an investment in the Company.

§227.201(g) – Four Simultaneous Offerings

The Offerings

Starting around June 1, 2023, the Company launched a capital raise that involved four types of offerings at the same time:

1) This offering of Series A Preferred Stock under Regulation Crowdfunding, which is targeted to non-accredited investors.

2) An offering of Series A Preferred Stock targeted to accredited investors who are able to take advantage of the tax benefits for "qualified opportunity funds" under section 1400Z-2 of the Internal Revenue Code.

3) An offering of Series A Preferred Stock targeted to other accredited investors.

4) An offering of Convertible Promissory Notes ("Convertible Notes") targeted to accredited investors.

The Company's goal was to raise a total of up to $25,000,000 combined, in all four offerings. As of the date of this Form C/A, the Company has raised approximately $ 3,008,278 in this Regulation Crowdfunding offering, $624,993 from investors who are able to take advantage of the tax benefits for "qualified opportunity funds", $566,703 from other accredited investors outside of those two offerings, and $8,142,566 under the Convertible Note offering.

In the case of individuals, an "accredited investor" is generally a person:

1) With annual income of at least $200,000;

2) With annual income, together with a spouse, of at least $300,000;

3) With a net worth, either alone or together with a spouse, of at least $1 million, excluding his or her principal residence.

The Company intends to terminate the Regulation Crowdfunding offering on May 3, 2024. The other three offerings will continue to raise capital until June 30, 2024.

Target Amount and Offering Deadline for Regulation Crowdfunding Offering

Initially, the minimum amount the Company was trying to raise in this Regulation Crowdfunding offering – our "target amount" – was $50,000, with a maximum $5,000,000. Our original Form C provided that if we had not raised at least the target amount by April 29, 2023 – our "offering deadline" – then we would terminate the Regulation Crowdfunding offering and return all the money to investors.

We raised more than $50,000 well before the offering deadline. Hence, the target amount and the offering deadline are no longer relevant.

From this point forward we will continue trying to raise money up to our $5,000,000 maximum and have interim "closings" where we transfer the money for Company use.

The Company may terminate the Regulation Crowdfunding offering, or any of the offerings, at any time.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____X_____ Yes _____ No
What is the maximum you will accept in this Offering?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will terminate this Regulation Crowdfunding offering if and when we have received subscriptions for $5,000,000.

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $50,000:

Use of Money	How Much (approximately)
Payment to WeFunder	$6,750
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$20,000
Materials and Labor for Plant Production	$23,250
TOTAL	**$50,000**

If we raise the maximum goal of $5,000,000:

Use of Money	How Much (approximately)
Payment to WeFunder	$328,500
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$3,246,500
Senior Hires	$625,000
Sales, Marketing and Promotion	$500,000
TOTAL	**$5,000,000**

If we raise $2,500,000 in this offering and $12,500,000 in total from all three offerings:

Use of Money	How Much (approximately)
Payment to WeFunder	$166,000
Other Costs of the Offerings (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$10,339,000
Senior Hires	$625,000
Sales, Marketing and Promotion	$1,250,000
TOTAL	**$12,500,000**

If we raise $5,000,000 in this offering and $25,000,000 in total from all three offerings:

Use of Money	How Much (approximately)
Payment to WeFunder	$328,500
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$120,000
Materials and Labor for Plant Production	$21,426,500
Senior Hires	$625,000
Sales, Marketing and Promotion	$2,500,000
TOTAL	**$25,000,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the information about the Company on WeFunder's website;
- If you decide to invest, press the *Invest* button
- Follow the instructions

The minimum amount you can invest in the offering is $250. Investments above the minimum may be made in increments of $1.00.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as EXHIBIT C, and which provides, among other things, that you will become a party to the Limited Liability Company Agreement of ZenniHome CF LLC as a "Member" thereunder.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on May 1, 2024 (48 hours before the offering deadline).

To cancel your investment, go to wefunder.com/portfolio or, if you need assistant, send an email to support@wefunder.com. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on WeFunder's platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

NOTE TO INVESTORS: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the offering closes, then WeFunder will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest within five business days, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering shares of its Series A Preferred Stock for $7.114 per share.

The Company believes it was worth $75 million immediately before raising capital in the four offerings. With 10,542,547 shares then outstanding on a fully-diluted basis, this implies that each share of Preferred Stock is worth $7.114.

To calculate the number of shares outstanding "on a fully-diluted basis" we assume that all convertible shares have been converted, all options and warrants have been exercised in full, and all shares reserved for issuance but unallocated under the Company's 2022 Stock Incentive Plan are issued and outstanding.

§227.201(m) – Terms of the Securities

Overview

The Company, ZenniHome Holdings, Inc., is offering "securities" in the form of its Series A Preferred Stock.

NOTE TO INVESTORS: As explained above, you will invest in ZenniHome CF LLC, not in the Company directly. You will receive an interest in ZenniHome CF LLC called "Investor Shares" while ZenniHome CF LLC will receive shares of Series A Preferred Stock issued by the Company.

The governing documents of ZenniHome CF LLC, being its Certificate of Formation and Limited Liability Company Agreement (EXHIBIT D and EXHIBIT E), and the Investor Shares to be issued to you from ZenniHome CF LLC, are intended to put you in the same position as if you had purchased Series A Preferred Stock directly from the Company. Consequently, the discussion below describes the consequences of purchasing Series A Preferred Stock directly.

Other Classes of Securities

The Company currently has outstanding two classes of securities other than the Series A Preferred Stock: Common Stock and Series Seed Preferred Stock.

The respective rights of the Common Stock, the Series Seed Preferred Stock, and the Series A Preferred Stock are described in the Company's Amended and Restated Certificate of Incorporation, attached as EXHIBIT F. We refer to the Series Seed Preferred Stock and the Series A Preferred Stock together as "Preferred Stock."

The Company has also sold approximately $8.1M of Convertible Notes.

Conversion of Preferred Stock to Common Stock

The owner of Preferred Stock has the right to convert to Common Stock at any time. Initially the conversion ratio is 1:1 but might be adjusted per the antidilution protection described below.

The Preferred Stock will automatically convert into Common Stock either (i) when and if the Company engages in an underwritten public offering of its Common Stock with total gross offering proceeds to the Company in excess of $30 million, or (ii) with the approval of the owners of a majority of the Preferred Stock.

The conversion ratio is subject to adjustments using a standard "broad-based weighted anti-dilution" formula.

Liquidation Preference

If the Company liquidates or dissolves, the proceeds of such liquidation or dissolution will be distributed as follows:

- First, the owners of Preferred Stock will receive the *greater of*:

  o The price they paid for their Preferred Stock, plus any declared but unpaid dividends; or

  o The amount they would receive had they converted to Common Stock immediately before the liquidation or dissolution.

- Second, any balance will be distributed to the owners of the Common Stock (including former owners of Preferred Stock prior to such liquidation or dissolution event, if they converted to Common Stock).

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation for these purposes, thereby triggering payment of the liquidation preferences described above, unless the owners of a majority of the Preferred Stock elect otherwise.

Voting Rights

Each owner of Preferred Stock will be entitled to vote in two ways:

- On any matter where owners of Common Stock are entitled to vote – except for matters where owners of Common Stock are voting as a separate class – each owner of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

- On any matter where owners of Preferred Stock are voting as a separate class, each owner of Preferred Stock will be entitled to the number of votes equal to the number of shares of Common Stock he, she, or it would own if the Preferred Stock were converted into Common Stock at the then-current conversion ratio.

Voting Agreement

The crowdfunding vehicle, ZenniHome CF LLC, will be a party to an agreement captioned "Voting Agreement" by and among the Company (ZenniHome Holdings, Inc.) and certain other parties (the "Voting Agreement"). A copy of the Voting Agreement is attached as EXHIBIT G.

The Voting Agreement does three things:

- It requires all parties to vote for the election of the Board of Directors as described above in "Directors and Officers."

- It requires all parties to vote in favor of increasing the number of shares of Common Stock, so there will be enough shares of Common Stock to accommodate the conversion of the Preferred Stock.

- It requires all parties to vote for the sale of all their stock if the sale is approved by the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class.

In the Limited Liability Company Agreement of ZenniHome CF LLC (EXHIBIT D), each investor in the Regulation Crowdfunding offering is required to vote his, her, or its shares as required by the Voting Agreement.

Right to Dividends

If the Company, in its sole discretion but subject to the approval of the holders of a majority of the then-outstanding Preferred Stock, pays a dividend, each owner of Preferred Stock will be entitled to share in the dividend. However, the Company does not expect to pay dividends for the foreseeable future.

Drag Along Rights

If the Board of Directors, the owners of at least a majority of the outstanding shares of Common Stock, and the owners of at least a majority of the outstanding shares of Preferred Stock, in each case voting as a separate class, propose to sell their stock to a third party (whether pursuant to a merger, stock sale or similar transaction), all remaining stockholders of the Company must join in the sale, even if they disagree with the sale.

Limits on Transfer

In general, your investment in ZenniHome CF LLC is freely transferable. However, there are several practical obstacles to selling your investment:

- The Company has the right to impose conditions to ensure the transfer doesn't violate any laws or impose any special conditions on the Company.

- There will be no ready market for your interest, as there would be for publicly-traded stock.

- By law, for a period of one year, you won't be allowed to transfer your investment except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Modification of Securities

The terms of the Preferred Stock may be modified by the Company and holders of a majority of the shares of Preferred Stock.

Obligation to Contribute Capital

Once you pay for your investment you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company. For example, if the Company paid a dividend at a time when it were insolvent, investors could be required to return the dividend.

Preemptive Rights

As an investor in the Regulation Crowdfunding offering, you will not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Protective Provisions

For so long as at least 25% of the initially issued shares of Preferred Stock are outstanding, the consent of owners of a majority of the Preferred Stock is required for any Company action that:

- Alters the rights, powers or privileges of the Preferred Stock adversely;

- Increases or decreases the authorized number of shares of any class or series of capital stock;

- Authorizes or creates (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with the Preferred Stock;

- Redeems or repurchases any shares of the Common Stock or Preferred Stock, other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares at the original cost and pursuant to the exercise of any contractual right of repurchase);

- Declares or pays any dividend or otherwise make a distribution to the Preferred Stock or Common Stock;

- Increases or decreases the size of the Board of Directors;

- Liquidates, dissolves, or winds-up the business and affairs of the Company, effects any liquidation event, or consents, agrees or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by the Preferred Stock;

- Amends the Company's 2022 Stock Incentive Plan; or

- Enters into or becomes a party to any transaction with any director, officer, or employee of the Company or any associate (as defined in SEC Rule 12b-2 under the Securities Exchange Act of 1934) of any such person.

IPO Lockup

If the Company engages in an underwritten initial public offering, the owners of the Preferred Stock will agree, if asked by the managing underwriter, not to sell or transfer any shares for up to 180 days, plus an additional customary period to extent necessary to comply with applicable regulatory requirements following the offering.

Who Controls the Company

Subject to the "Protective Provisions" described above, Robert M. Worsley currently controls the Company and its business, as the Company's majority stockholder, the Chairman of the Company's Board of Directors, and its Chief Executive Officer.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect investors, including these:

- They could make bad decisions, harming the Company.
- They could devote less time to the Company than it requires.
- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Note that the "Protective Provisions" described above may be waived by owners a majority of the Preferred Stock. With the consent of those stockholders, the Company could, among other things:

- Issue a class of securities with rights superior to those of the existing Preferred Stock.
- Enter into transactions with "insiders" on terms you believe are unfair to the Company.
- Change the rights of the Preferred Stock.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you will be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.
- The risk that you will be out-voted on important questions.

Rights of Security-Holders

Common Stock and Preferred Stock

The following summarizes the material rights of the Common Stock and the Preferred Stock:

	Common Stock	*Preferred Stock*
Number of Shares Outstanding Immediately Before Offering	4,963,107*	2,400,000
Number of Shares Outstanding Currently	4,963,107*	2,950,557
Number of Shares Outstanding Immediately Following Offering, if Company Raises $25M (but assuming no Notes are issued)	4,963,107*	5,914,196**
Voting Rights	Yes	Yes – see "Voting Rights" above.
Right to Dividends	Yes	Yes
Distributions on Liquidation	Yes, based on the number of shares owned, after the Preferred Stock liquidation preference (if applicable).	Yes – see "Liquidation Preference" above.
Preemptive Rights	No	No
Obligation to Contribute More Capital	No	No
Conversion to Common Stock	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.
Anti-dilution Protection	N/A	Yes – see "Conversion of Preferred Stock to Common Stock" above.

*In addition to the shares of Common Stock issued and outstanding, the Company has issued options to acquire 2,476,603 shares of Common Stock to employees and others and has reserved options for an additional 702,837 shares of Common Stock, of which options for 293,841 shares of Common Stock have been promised to current Company service providers but not yet formally granted to them.

**The Company has issued $8,142,565.85 in Convertible Notes to date.

NOTE TO INVESTORS: This chart describes the rights of the Common Stock and the Preferred Stock set forth in the Company's Amended and Restated Certificate of Incorporation. As described below, some holders of Preferred Stock have additional rights, granted by contract. Investors in the Regulation Crowdfunding offering will not have these rights.

Convertible Promissory Notes

The following summarizes the material rights of the Convertible Notes:

- The Notes have a maturity of 18 months.
- The Notes bear interest at 8% per year.
- If they are still outstanding at maturity, the Notes will convert to shares of Series A Preferred Stock at $7.114 per share, *i.e.*, the same price for which shares of Series A Preferred Stock are being sold in this offering.
- Holders of the Notes have no voting rights before conversion.
- If the Company is sold before conversion, holders of the Notes will have the right to receive accrued interest plus 125% of the outstanding principal.
- Upon conversion of the Notes, the holders will be required to sign the Voting Agreement as well as the two agreements described below.

Some holders of Convertible Notes negotiated special terms with the Company. These terms vary from holder to holder, but include:

- The right to receive cash rather than Series A Preferred Stock at maturity.
- In the event of a sale of the Company before maturity, the right to receive the greater of:
  - The amount provided for in all the Convertible Notes (interest plus 125% of principal); or
  - The amount the holder would receive if the Convertible Note were converted into Series A Preferred Stock immediately before the sale.
- The right to be treated as "Major Shareholder" for purposes of the agreements described below under "Other Agreements," giving the holder the right to receive information and to participate in any future funding round.

In addition, some holders of Convertible Notes who are directors, officers, and/or existing stockholders negotiated the following modifications:

- Interest rates higher than 8%
- Compounding interest rather than simple interest

Cap Table

The ownership of the Company's securities is set forth on EXHIBIT H.

Other Agreements

The Company is a party to two additional agreements with some of its stockholders:

- *Right of First Refusal and Co-Sale Agreement*. This agreement gives investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock two rights: one, the right to buy shares owned by Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) if he (or they) wants to sell them; and two, the right to sell some of their shares if Mr. Worsley (or future holders of the Company's Common Stock representing more 1% or more of the then fully diluted capitalization of the Company) chooses to sell some of his (or theirs).

- *Investors' Rights Agreement.* At the request of stockholders who are party to this agreement and own at least 30% of the Preferred Stock, the Company will register with the SEC, on Form S-1 or, if the Company is otherwise able, on Form S-3, as applicable, the Common Stock owned by such stockholders and the Common Stock owned by any other parties to the agreement who so request. In addition, if the Company itself elects to register its shares with the SEC for public sale, then the stockholders who are a party to this agreement have the right to elect include a portion of their shares in such a sale. In addition, investors who have purchased at least 600,000 shares of Series Seed Preferred Stock or at least 730,953 shares of Series A Preferred Stock have the right to receive certain information from the Company, including audited annual financial statements, and also have preemptive rights, i.e., the right to participate on a pro rata basis in future issuances of stock.

Neither the crowdfunding vehicle, ZenniHome CF LLC, nor any of the investors in the Regulation Crowdfunding offering will be party to either of these agreements.

Copies of these agreements are available upon request.

Qualified Opportunity Zones

Under certain circumstances, section 1400Z-2 of the Internal Revenue Code (the U.S. tax code) provides tax benefits to those who invest in companies located in "qualified opportunity zones."

The Company is located in a qualified opportunity zone and accredited investors in one of the other offerings being conducted at the same time as this Regulation Crowdfunding offering will be entitled to the associated tax benefits. However, the Regulation Crowdfunding offering described in this Form C is structured in a way that will *not* allow investors to claim those tax benefits.

This means that if you are an accredited investor and otherwise are qualified for the tax benefits (mainly, you have capital gains to reinvest), you might be better off investing in the other offering rather than in this offering.

§227.201(n) – The Funding Portal

The Company is offering its securities through Wefunder Portal LLC ("WeFunder"), which is a "funding portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00033, the CIK number is 0001670254, and the CRD number is 283503.

WeFunder does not own any direct or indirect interest in the Company and there is no arrangement for WeFunder to acquire such an interest.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate WeFunder as follows:

- 6.5% of the offering amount upon a successful fundraise*

- Reimbursement for out-of-pocket third party expenses

WeFunder owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the offering, nor is there any arrangement for WeFunder to acquire an interest.

*WeFunder will refund to the Company any fees attributable to investments of $25,000 or more made by accredited investors with whom the Company had a pre-existing relationship.

§227.201(p) – Indebtedness of the Company

The material liabilities of the Company are listed on the Company's financial statements.

As of December 31, 2023 the Company had "trade debt" to creditors like landlords, lawyers, and accountants, of about $1,870,506 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Date of Offering	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
March 2022 through December 2022	Section 4(a)(2) of Securities Act	Preferred Stock	$6,000,000	General Operations

§227.201(r) – Transactions Between the Company and "Insiders"

Description of Transaction	Date of Transaction	Name	Relationship to Company	Value of Insider's Interest in Transaction
Salary & Benefits	Annual	Bob Worsley	See Above	$287,500*
Bonus Arrangement	N/A	Bob Worsley	See Above	1.5% of Multi-Family Sales
Operating Line of Credit	03/2023	The Worsley Family Trust	See Above	Credit Line of $4,000,000**
Purchase of Homes	12/2023	The Worsley Family Trust	See Above	$659,550
Purchase of Product (Homes) by Caliber	01/2023	Caliber	See Above	$10,500,000
Purchase of Convertible Note	12/2023	Caliber Tax Advantaged Opportunity Zone Fund	See Above	$150,000
Land lease for Model Homes	06/2023	Caliber	See Above	$1
Salary and Benefits	Annual	Trevor Barger	See Above	$276,000*for Half-Time
Bonus Arrangement	N/A	Trevor Barger	See Above	1.5% of Multi-Family Sales
Stock Options – 135,000 Shares of Common Stock Per Year for Three Years	N/A	Trevor Barger	See Above	Unknown
Purchase of Convertible Note	05/2023	Trevor Barger and Benjamine Knight	See Above	$100,000
Purchase of Convertible Notes	12/2023	Espiritu Loci	See Above	$261,074.43
Stock Options – 100,000 *** Shares of Common Stock	10/2023	Jerry Coleman	See Above	Unknown
Salary	01/2024	Aaron Lieberman	See Above	$250,000
Stock Options— 600,000***	01/2024	Aaron Lieberman	See Above	Unknown

Salary	03/2024	Michael Schmitt	See Above	$350,000
Stock Options— 350,000***	03/2024	Michael Schmitt	See Above	Unknown
Consulting Arrangement	Current	Connie Carras	See Above	Unknown
Consulting Agreement	Current	Espiritu Loci	Affiliated with Trevor Barger	Unknown
Opportunity Zone Compliance and Indemnification Agreement	N/A	Caliber	See Above	$150,000
Letter Agreement	N/A	Caliber	See Above	Unknown
Director and Officer Indemnification Agreements	Current	Each Director	Directors	Unknown

*These figures are approximate for 2024. Salaries, bonuses, and benefits are subject to change.

**After accounting for the cost of borrowing, Mr. Worsley does not expect to obtain any net financial benefit from this transaction. Mr. Worsley may elect to convert all or a portion of amount outstanding under this credit line arrangement ($519,922.45 in total as of March 31, 2024) to a Convertible Promissory Note with the terms described above. In such event, the credit line arrangement would still remain in place.

*** Promised but not yet issued. Vesting periods vary.

NOTE: Employees, consultants, and others also receive equity-based compensation under the Company's stock incentive plan.

§227.201(s) – The Company's Financial Condition

Liquidity and Capital Resources

Demand

While the cost of borrowing has increased with interest rate hikes intended to manage inflation, housing industry shortages, labor shortages, and more its attainable pricing makes ZenniHome units even more attractive in the current market conditions.

Orders and Interest

In early 2023, ZenniHome signed a contract for 90 ZenniHome units with Caliber Co. as developer. The contract is structured to provide cash advances consistent with the timing of materials acquisition and labor cost of production. The project is planned for completion in 2024.


2,013 UNITS REPRESENTING $304.7M IN REVENUE
Los Milics
9 Units - $1.2M
29 West
90 Units - $10.5M
CHID
200 Units - $50M
El Caro
80 Units - $8M
Veterans
240 Units - $50M
Bathroom Reallocation
850 Units - $100M
Opioid Housing
320 Units - $50M
Hopi Land Housing
96 Units - $15M
Chapter Housing
128 Units - $20M
NAVAJO NATION
OTHER
NAVAJO GRANTS:
• $74M ALREADY COMMITTED (INCLUDING $24M FOR FACTORY EXPANSION)
• $235M ENCUMBERED BY SEPTEMBER 2024, SPENT BY DEC 2026

In addition to the Caliber order and the now 80,000 plus soft orders, the Company has signed and announced orders with Developers and the Navajo Nation as follows:

- Los Milicis--9 Developer units- most already completed and being installed by April 29th.
- CHID--200 units for the Navajo Nation
- El Caro--80 Developer units

The Management team believes it is in reasonable proximity with additional related commitments for:

- Navajo Nation Veterans Housing -- 240 units
- Opioid Crisis Housing--320 units
- Navajo Nation bathroom relocation--850 units
- Hopi Housing -- 96 units
- Chapter Housing --128 units

ZenniHome is the only manufactured housing company that is building homes for the Navajo, on the Navajo Nation land and with Navajo workers. This differentiator is why the company expects a significant relationship and order volume from this important relationship.

Capital Access

In mid 2023, the Company began to raise its Series A capital, looking for up to $25,000,000 in total from the sale of its Series A Preferred Stock at a $75,000,000 pre-money valuation to support its future capital requirements. The Company has been conducting four offerings concurrently: an offering under SEC Rule 506(c) for accredited investors seeking the tax benefits associated with Qualified Opportunity Zones; an offering under Rule 506(c) for accredited investors unable to take advantage of those tax benefits; an offering under section 4(a)(6) of the Securities Act of 1933, aka Regulation Crowdfunding, conducted on the WeFunder portal and targeting non-accredited investors; and an offering of Convertible Promissory Notes to accredited investors.

As of this date, the Company has raised $12.343M of its planned Series A capital raise. It is also in discussion with two VC firms willing to lead the remaining balance to close the Series A round and is in discussion with bank and private debt providers for additional working capital loans.

The Company still has access to Mr. Worsley's up to $4,000,000 multiple advance promissory note at prime + 2% with interest only payments and balloon principal repayment in one year with the Founder. Mr. Worsley may convert all or a portion of the indebtedness outstanding under such note into one or more Convertible Promissory Notes, provided the advance promissory note would remain in place in such case to accommodate potential future funding needs.

Results of Operations-2023

- At year end the Factory completed work on twelve ZenniHome units, 7 for developer orders, and the balance for consumer orders.
- Work was also started on manufacturing units for the Caliber 29 West project in Mesa, AZ.
- Throughout 2023, the Factory continuously improved its layout and manufacturing efficiency and made product changes focused on constructability modifications to facilitate mass production.
- Continued investments in factory labor and training were incurred to develop capacity and to complete small projects needed for sub-assembly workstations, materials storage, and manufacturing efficiency.
- The QA manual was revised for manufacturing changes and senior leadership trained all factory workers on the new processes.
- Another highlight for the year was the signing of a 75-year lease for the Page AZ factory with Navajo Nation on June 28, 2023 which included 8.5 years rent abatement.

- In mid 2023, the Company completed two model homes which were transported from the Page AZ factory to Mesa AZ, without damage to the units or their contents through the transportation process. The two units were set on location in Mesa AZ and have served effectively as sales center to support unit purchases and capital raising commitments.
- Factory labor and management positions were staffed from local resources and full employment was maintained throughout the year to support the iterative changes to the product and production.

- The bill of materials continued to be simplified by engineering and procurement resulting in over 50% reduction in cost from initial re-shoring of procurement and manufacturing from China.
- The Company finalized and received approval for the design of its Citizen and Denizen models with the State of Arizona, Department of Housing

- In addition to costs associated with product and plant iteration, G&A expenses included costs specific to capital raising activities such as:
  - Marketing and advertising to support capital raising efforts including staff and consultant expenses to build and close the pipeline of investors.
  - WeFunder fees (6.5%) on crowdfunding capital raised.
  - Legal and related fees for corporate governance and securities compliance

- G&A expenses also included Consulting fees for the early design considerations for an automated factory

Leadership

- In January 2024, Aaron Lieberman joined as Chief Partnership Officer and a member of the C-Suite team. Aaron's previous experience working with federal funding and grant funding will be focused on efforts to expand and scale relationships with the Navajo Nation and pursue funding and grants for affordable housing.
- In March 2024, Dr. Michael Schmitt joined as Chief Operating Officer and member of the C-Suite team. Michael's background and previous global experience working in automotive manufacturing will support the cost effective scale of existing factory operations and the planning for a new automated factory to come online in 2026.

Governance

- In September 2023, Jerry Coleman, a serial entrepreneur with a passion for developing and growing companies on a national scale, with more than 25 years of experience in real estate, joined the ZenniHome Board as Director. Jerry is the Co-founder Invitation Homes, Co-founder Alliance Investment Group,Co-founder Elevation Solar, and Founder of Offerpad.

- The Company is also in the process of establishing an Advisory Board of nationally recognized Real Estate and Housing leaders to support it with its growth strategies and scale up plans.

The Financial Condition of the Crowdfunding Vehicle

The crowdfunding vehicle, ZenniHome CF LLC, was formed for the sole purpose of facilitating the offering of the Company. It has no assets and no liabilities and will not engage in any business.

§227.201(t) – The Company's Financial Statements

The Company's financial statements are attached EXHIBIT I. The financial statement for the year ended December 31, 2023 has replaced the financial statement for the year ended December 31, 2021.

§227.201(u) – Disqualification Events

NOTE TO INVESTORS: A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials on WeFunder's website). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

WeFunder conducted background checks on the principals of the Company (*i.e.,* those covered by this rule). Copies of the background checks are available on request.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on WeFunder's website.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at https://zennihome.com/invest, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Information

When accredited investors invest through the offerings being conducted at the same time as this Regulation Crowdfunding offering, they and the Company will sign an agreement captioned "Series A Stock Purchase Agreement." As part of this agreement, the Company will make certain disclosures to investors. These disclosures on set forth on EXHIBIT J.

Wefunder Page

Invest in the future of housing


ZenniHome is on a mission to produce the highest quality and attainable FASST* housing globally.
*Factory-built, Advanced tech, Sustainable, Stackable, Transportable
ZENNIHOME

Our mission is to completely disrupt the housing industry, and we'll share our journey with you. The interest in ZenniHome has been extraordinary, underscoring the need for innovative, attainable, and sustainable housing solutions.

New major updates since campaign launch!:

$24M and $50M grant awards from Navajo Nation

$24 Million has been awarded from Navajo Nation for ZenniHome Factory 2.0 which is expected to come online early to mid 2026 under the direction of new COO Dr. Michael Schmitt. While our current factory in Page, AZ is expected to max out at a pace of ~3 homes per day, the new 300,000sf factory 2.0 will max out at an estimated 24 homes per day due to planned advanced automation and robotics and a much larger footprint. See renderings of the factory

and learn about our digital twin design approach in our [webinar recording with Wikfors Technology](#). In addition to the $24 million, we have financing partners lined up and ready to fund the remaining cost in a lease-back model to avoid diluting shareholders.

$50 Million has been awarded to IDS+A (design and architecture firm) and ZenniHome for the purchase of a minimum of 200 ZenniHome units. These homes will be given to those most in need across Navajo Nation as part of [Navajo Nation President Nygren's 1,000 home initiative](#). According to a [2011 report by Navajo Housing Authority](#), more than 34,000 homes are needed across the Nation with another 34,000 needing significant repairs. We are extremely grateful to be able to work together on such a meaningful application of housing.

Read about both grant announcements on [Navajo Nation President Nygren's website](#).

Dr. Michael Schmitt has joined as COO



WELCOME NEW COO

27 YEARS EXPERIENCE IN EV AUTOMOTIVE MANUFACTURING EXCELLENCE

DR. MICHAEL SCHMITT
Chief Operating Officer

TESLA   rexroth A Bosch Company   BOSCH

Highlights:

- Launched Cybertruck production at Austin Gigafactory
- Reduced Model Y operational cost significantly
- Built and led multiple factories in 5 different countries (USA, China, Mexico, Germany, Hungary)
- 27 years manufacturing leadership experience

"**All significant new innovations in factory automation are born in automotive manufacturing.** We can apply these same techniques to deliver homes that are higher quality and lower cost with faster delivery times."

He joins us with 27 years of experience at both Tesla and Bosch and is one of the world's leading experts on manufacturing, automation, and factory building. He has built multiple factories from the ground up in 5 different countries (USA, China, Mexico, Germany, Hungary).

[View Full announcement](#)

Watch our recent fireside chat webinar recording introducing him to the ZenniHome family. [video embed] https://vimeo.com/938414711?share=copy

First B2B installation underway with Los Milics Vineyard in Elgin, Arizona

https://vimeo.com/938455467/b11b3435e0?share=copy

Los Milics is installing 9 Citizen (2 bedroom) ZenniHome units to be used as nightly rentals as part of their hospitality experience. Follow along as they post about the installation process this week on [Instagram](#)!

Reserve your opportunity to stay at these units in the future [on their website](#).

Traction

UPDATE:

In addition to our soft order pipeline that has grown from 40,000 to now 80,000 over the course of the campaign, we can share our latest large volume projects that are either contracted or firmly in process:

9 units - Los Milics - Installing
90 units - 29 West - Deposit and production underway
80 units - El Caro - Finished city council approval
200 units - Navajo Nation - Publicly announced
792 units - Navajo Nation - Firmly in progress


UPDATE: 80,000
SOFT ORDERS
40,000+ SOFT ORD
EVEN BEFORE PUBLIC LAUN
All through unpaid organic traffic
ZENNIHOME

The incredible demand for our housing units, even before our public launch, speaks volumes about the need for affordable, quality homes. These soft orders have come purely through unpaid organic traffic, a testament to the power of our vision.


400K+ VIEWS
Unpromp
UPDATE: WE'VE
NOW AMASSED
😍1.26 MILLION😍
VIEWS ON YOUTUBE
ZENNIHOME
NEW PREFAB
Brand New PREFAB HOME Aims to Make Housing More Attainable
BETTER THAN BOXABL?
Episode 3
Modern Prefab Housing of the Future | ZenniHome Deep Dive
PREFAB HOMES
The NEW Affordable Prefab Home You Can Buy This Year
REFAB HOME UPDATE
Retired Senator Answers the Call for Affordable PREFAB HOMES
ADU'S
IN 3 MONTHS
30% LESS
Zennihome: Accessory Dwelling Unit (ADU) in 3 months, 30% Less Than Traditional Construction

Our community's enthusiasm is palpable, and their support is taking our vision viral. We've now been covered by some of the best creators in our space amassing 1.26 million views across videos featuring our products. It is a testament to the excitement around our design and products.


NOW 80,000+
SOFT ORDER BREAKDOWN
90%
Of Soft Orders
9%
Of Soft Orders
1%
Of Soft Orders
DEVELOPERS
Multi-Family, Low-Rise, and Mid-Rise Developments
GOVERNMENT
Disaster Recovery, Workforce and Affordable Housing
CONSUMERS
ADU, Off-Grid, and Single-Family Homes
ZENNIHOME
*Numbers based off indicated interest (80,000+ soft pre orders), subject to change

The demand for our units spans across a diverse range of customers. Developers, government entities, and individual consumers all recognize the potential ZenniHome holds for the future of housing. We are seeing MASSIVE success with large volume buyers looking for tens or hundreds of units at a time.

FOR 3 YEARS, WE'VE METICULOUSLY REFINED OUR DESIGN, PROTOTYPING, CERTIFICATION, LICENSING, AND ENGINEERING.

AS WE DEBUT, WE STAND AS AN INDUSTRY FRONT-RUNNER, STRIDES AHEAD OF THE COMPETITION

ZENNIHOME

After 3 years and over $20 Million invested, we're ready to share our vision and technology with the world. We are flipping the traditional home and apartment building industries upside down with our innovative approach to manufacturing housing. Our masterful architecture, engineering, and design teams have iterated many times to achieve a world-class quality product ready for the spotlight.



Our first units are not only installed and operable, but also available for tours. Seeing is believing, and we're excited to show you just how transformational our homes can be.

- 🕐 [Book Mesa, Arizona tours](#)



With the first wave of production already underway, we're on track to meet the growing demand for our disruptive homes. Follow along REAL TIME as Los Milics is installing 9 Citizen (2 bedroom) ZenniHome units to be used as nightly rentals as part of their hospitality experience. Get an inside look at the installation process this week on Instagram!

Welcome to our homes

https://vimeo.com/zennihome/citizen?share=copy

No one has seen homes like this before. The technology and innovation here is unrivaled.

WE HAVE PERFECTED 2 BASE UNITS THAT CAN BE USED INDIVIDUALLY...

DENIZEN + CITIZEN





DENIZEN



CITIZEN

At ZenniHome, we're proud to introduce our perfected base units: The Citizen and the Denizen.

These units are designed to stand alone or serve as building blocks for larger developments.

...OR STACKED FOR LARGE MULTI-UNIT DEVELOPMENTS

ZENCITY





60 Citizens

30 Denizens

Rendering of upcoming project:
29 West project in Mesa, AZ completing 2023

ZENCITY

By stacking our base units, we can efficiently create multi-unit developments we call ZenCity. This unique capability allows us to shatter traditional building timelines and provide a scalable solution for multifamily communities.

CONSTRAINING OURSELVES TO THE SAME BASE UNITS ALLOWS US TO BUILD WITH *Unprecedented* SPEED, QUALITY, AND COST

ZENCITY

Our commitment to uniformity in the basic design isn't a limitation; it's our strength. By focusing on perfecting our base units, we can manufacture homes at unprecedented speed, quality, and scale while offering color options much like auto makers.



EACH UNIT IS FULLY FINISHED IN THE FACTORY



No detail is too small for our team. Each unit is fully finished in the factory, ensuring the highest quality craftsmanship while eliminating the typical hassles of on-site construction.



THEY ARE SHIPPED DIRECTLY TO YOUR LOCATION BY TRUCK AND ARE READY IN DAYS



Our homes are conveniently delivered directly to your location and can be ready to go in days. This ease of installation is another way we're transforming the housing industry.


THESE ARE NOT TINY HOMES,
THE ONLY THING TINY IS YOUR
Utility Bill
86% MORE EFFICIENT THAN A TYPICAL HOME
ZENNIHOME

We’ve gone above and beyond with insulation and energy efficiency. Combined with the smaller footprint, the operating costs of these homes are extremely inexpensive. If you choose to add our solar options, you can go off grid.

Our efficiency values are as follows:

- Door U Value - 0.57
- Exterior walls - R35
- Ceiling and floor assembly - R29
- Windows U Value - 0.35



MOST COMMON COMMENT FROM VISITORS TO OUR FIRST UNITS

"These feel MUCH BIGGER than I ever expected"

People who tour our homes are often surprised by how spacious they feel. Our innovative design makes each square foot work harder, creating a sense of openness that defies the compact footprint.



THE DRAMATIC FLOOR TO CEILING GLASS CREATES AN OVERWHELMING FEELING OF OPENNESS AND FREEDOM

One of our signature design elements is our dramatic floor-to-ceiling glass, which invites natural light into the space and blurs the line between indoors and outdoors.

THE TRANSFORMING FURNITURE AND WALLS ALLOW FLEXIBLE USAGE OF THE SAME SQUARE FOOTAGE

Our transforming furniture and walls enable flexible usage of space. As a result, our 640 square-foot Citizen model functions as if it were over twice its size.

DENIZEN LAYOUT

320 SQ FT

FUNCTIONS LIKE 600+ SQ FT


FULL BATH
TRANSFORMING:
QUEEN BED/LIVING ROOM
PATIO
KITCHEN
WASHER/DRYER
TRANSFORMING:
OFFICE/CLOSET
COVERED ENTRY
Living/
Queen Bed
Bath
Dining
Kitchen
Patio/Balcony
Office/Closet
W/D
Fridge
Front Entry/
Covered Stoop

CITIZEN LAYOUT

640 SQ FT

FUNCTIONS LIKE 1200+ SQ FT


TRANSFORMING:
FULL BED / OFFICE 1
DINING
FULL BATH
ADA ACCESSIBLE
KITCHEN
COVERED STOOP
WASHER / DRYER
TRANSFORMING:
OFFICE 2 / CLOSET
PATIO
TRANSFORMING:
QUEEN BED / LIVING ROOM
Dining/Office/
Full Bed
Kitchen
Bath
(ADA accessible)
Front Entry/
Covered Stoop
W/D
Fridge
Office/Closet
Patio/Balcony
Living/
King Bed



NO CUSTOM FLOOR PLANS.

ORDER LIKE A CAR:

1. *CHOOSE A UNIT - CITIZEN OR DENIZEN*
2. *PICK YOUR EXTERIOR/INTERIOR COLORS.*
3. *IT COMES FURNISHED*

THE SPACE AND TRANSFORMING FURNITURE HAS BEEN OPTIMIZED BY WORLD-CLASS DESIGNERS

We're rethinking traditional home design. Instead of static floor plans, we're using transformative furniture and space optimization strategies to create dynamic living spaces that change to your needs.



CRAFTED MOSTLY FROM RECYCLED STEEL FOR DURABILITY AND SUSTAINABILITY, WE ENGINEER HOMES WITH 1MM PRECISION, ENABLING US TO CONSTRUCT STRUCTURES UP TO FIVE STORIES HIGH OVER PODIUM.

ZENNIHOME

Our commitment to sustainability is reflected in our choice of materials. We build our homes mostly from recycled steel, which not only reduces our environmental impact but also enables us to build with remarkable precision and height.

Massive market potential



$2T
$600B
$150B
TOTAL ADDRESSABLE MARKET
$2Trillion total US housing units sold each year
SERVICE ADDRESSABLE MARKET
$600Billion - yearly market size of <1200 square foot homes in the US that our 4 eventual production sites will cover
SERVICE OBTAINABLE MARKET
$150Billion - yearly market size of <1200 square foot homes with in 1 day trucking distance of Page, AZ factory

The market size for ZenniHome is staggering. The total addressable market is $2 trillion, representing the total value of US housing units sold each year. We're primarily focused on homes under 1200 square feet, which constitutes a service addressable market of $600 billion. With our four planned production sites, we aim to serve a significant portion of this market. Moreover, our obtainable market, the market we can immediately serve, amounts to $150 billion, representing homes within a day's trucking distance from our factory in Page, Arizona.

ADDITIONALLY WE'RE IN A HOUSING CRISIS

As a result, there is a sizable shortage of new homes after more than a decade of under-building relative to population growth, according to a new analysis from Realtor.com released Wednesday. The gap between single-family home constructions and household formations grew to 6.5 million homes between 2012 and 2022. Mar 8, 2023

CNN.com
https://www.cnn.com › 2023/03/08 › housing-shortage ⋮
The US housing market is short 6.5 million homes - CNN

CBS News
https://www.cbsnews.com › MoneyWatch ⋮
Looking to buy a newly built home? Good luck finding one.
4 days ago — The number of newly constructed **homes** sat around 70,000 at the end of last year contributing to the **housing** crunch.

Wall Street Journal
https://www.wsj.com › U.S. › The Numbers ⋮
How Severe Is the Housing Shortage? It Depends ...
Apr 14, 2023 — The National Low Income **Housing** Coalition says the U.S. has **million** units, Realtor.com says **6.5 million**, **mortgage**-finance ...

HousingWire
https://www.housingwire.com › articles › the-housing-... ⋮
Housing market is 6.5 million units short: Realtor.com
Mar 8, 2023 — Existing **housing** inventory fell by 11,021 **homes** week over week for the week ending March 6, according to data from Altos Research. While many ...

MarketWatch
https://www.marketwatch.com › ... › Economic Report ⋮
U.S. has a shortfall of 6.5 million single-family homes due ...
Mar 12, 2023 — A decade of under-building has led to a shortfall of **6.5 million** single-family **homes** in the U.S., according to a new report released Wednesday.

ZENNIHOME

Our mission is not just about profits; it's about addressing a pressing need. The U.S. housing market is currently short by 6.5 million homes. Through our efficient, scalable model, we aim to address this gap and provide quality housing to those who need it most.

2023/2024 HOUSING AFFORDABILITY NIGHTMARE

6.5M	~3x	~2x
U.S. HOUSING SHORTAGE	PRICE INCREASE SINCE 2000	YOY INCREASE IN INTEREST RATES

ZENNIHOME

How higher interest rates increase the cost of a 30-year home loan



● 6% rate ● 3% rate

Cost of a 30-year mortgage over time on a:

$250,000 home

500K

0

0 years   30

$128K more

$500,000 home

750K

0

0   30

$256K more

$750,000 home

1M

500K

0

0   30

$384K more

The affordability crisis is real. Since 2000, the median home price in the US has risen by over 180%. In fact, housing affordability is worse today than during the peak of the 2008 housing bubble. We're determined to reverse this trend and make quality housing accessible to all.

ZENNIHOME IS COMPETITIVELY POSITIONED TO BUILD BEAUTIFUL, *Attainable* HOMES





Less Expensive

Basic design — Sophisticated design

More Expensive

BOXABL
ROOMBUS
ZENNIHOME
CONNECT HOMES
Stillwater dwellings
method homes
HONOMOBO
Modal
Mighty Buildings
blu HOMES
haus.me

We firmly believe that ZenniHome is competitively positioned to create beautiful, attainable homes. We have the technology, the team, and the drive to make a difference.

World class team

WORLD CLASS TEAM
BOARD OF DIRECTORS
BOB WORSLEY
Chairman, CEO, Founder
STEPHEN JAMES
Co-Founder, Board of Directors
JERRY COLEMAN
Founder OfferPad & Invitation Homes, Board of Directors
CONNIE CARRAS
CPA, CA, GCB.D, CCB.D, Board of Directors
CHRIS LOEFFLER
Co-Founder of CaliberCo, Board of Directors
MINDY REX
COO to AutoVol Founder, Board of Directors
DR. MICHAEL SCHMITT
Chief Operating Officer
AARON LIEBERMAN
Chief Partnerships Officer
TREVOR BARGER
FAICP CUD, Chief Revenue Officer
DAVID MONSON
Vice President Marketing and Design
MCCALL JUDD
Vice President Operations
AARON NEUNSCHWANDER
Vice President Partnerships
SkyMall
pwc
TESLA
BOSCH
rexroth
A Bosch Company
invitation homes
Offerpad
Instawork
Goldman Sachs
Lambda
REAL ESTATE
CALIBER
Autovol
VOLUMETRIC MODULAR
PEG
COMPANIES
Forbes
Business Council
IBM
mastercard
WOODBURY
CORPORATION
Modal
CREA
THE CANADIAN REAL ESTATE ASSOCIATION
WELLS FARGO

Our team is our greatest asset. We're proud to be led by a nationally recognized team of industry experts, including Bob Worsley (SkyMall, PWC), Dr. Michael Schmitt (Tesla, Bosch), Stephen James, Trevor Barger, Jerry Coleman (Invitation Homes, Offerpad), Connie Carras (PwC and IBM), Chris Loeffler (Caliber), and Mindy Rex (Autovol). Each member brings a wealth of experience and passion to our mission.

Growth and the future

WHAT DOES THE FUTURE LOOK LIKE? WE'RE POISED FOR RAPID EXPANSION

POTENTIAL JOINT VENTURE WITH NAVAJO NATION

WE ARE IN DISCUSSIONS TO MANUFACTURE HOMES FOR THE NAVAJO NATION

UPDATE: GRANT AWARDS, FACTORY EXPANSION, HOUSING ORDERS

ZENNIHOME X IN HOUSE LABORATORY

PROVIDES CONTINUOUS INNOVATION AND IMPROVEMENT TO MAT COST AND PRO

UPDATE: NEXT GEN HOME DESIGN UNDERWAY

FACTORY AND LICENSING EXPANSION

3 MORE FACTORIES PLANNED IN OPPORTUNITY ZONES

CONTINUE LIC APPRO

UPDATE: 1ST ADVANCED FACTORY PLANNED

Now a year after launching, we are proud to announce major progress on these three initiatives

Navajo Nation and Factory Expansion

$24 Million has been awarded from Navajo Nation for ZenniHome Factory 2.0 which is expected to come online early to mid 2026 under the direction of new COO Dr. Michael Schmitt. This factory will be capable of up to 24 homes per day through robotic automation and a much larger footprint.

$50 Million has been awarded to IDS+A (design and architecture firm) and ZenniHome for the purchase of a minimum of 200 ZenniHome units.

Read about both grant announcements on Navajo Nation President Nygren's website

ZenniHomeX

Our R&D team has been hard at work already designing the next generation version of our homes. While we are currently building version 2.3, many transformational improvements are being planned for version 3.0. These changes represent both improvements to customer experience as well as manufacturability. This team has also been making MASSIVE improvements to sourcing and BOM costs along the way.

FINANCIAL PROJECTIONS



(IN MILLIONS) ■ REVENUE ■ EBITDA

Our revenue projections are thoughtfully planned. Based on our current assumptions about production capacity and prioritized B2B & B2N orders, we anticipate 2024 revenues of $50.6M. For 2025 we expect revenues to grow to $109.7M and then grow further in 2026 to $361.2M. These projections reflect our commitment to growth and profitability.



WE'RE RAISING CAPITAL TO ACCELERATE GROWTH
IN THE NEXT FEW YEARS, WE PLAN TO:

1
COMPLETE FIRST LARGE B2B PROJECTS

LOS MILICS, 29 WEST, NAVAJO NATION, EL CARO, ETC

2
SCALE EXISTING FACTORY PRODUCTION

ADD PERSONNEL, SHIFTS, AND FACILITIES

3
BRING FACTORY 2.0 ONLINE

FINISH DIGITAL TWIN DESIGN AND PRODUCT IMPROVEMENTS

ZENNIHOME

In order to accelerate our growth, we're currently raising capital. Over the next few years, we have ambitious plans. We have started installation on 9 units at Los Milics and are in production on 90 units for 29 west multifamily. We have additional large B2B contracts under way. We also aim to scale our factory production by adding another factory shift to increase production. Lastly we aim to bring factory 2.0 through the $24M grant secured with Navajo Nation and our additional financing partners. Digital twin design is underway and will accelerate our timeline to develop and execute under the leadership of our new COO Dr. Michael Schmitt. Watch him speak about the future of home manufacturing and our planned factory 2.0 here.

INVEST IN THE FUTURE OF HOUSING

CROWDFUNDING, OPPORTUNITY ZONE, & REG D ACCREDITED INVESTOR OPPORTUNITIES ARE *Available Now*

And now, we invite you to be a part of this journey. Invest in the future of housing! By investing in ZenniHome, you're not just investing in a company; you're investing in a vision of a more affordable, sustainable, and innovative future for housing. Thank you for considering investing, and we hope to welcome you to the ZenniHome family!

Learn more about our ZenniHome units!

ZenniHome 17-B Disclosure

EXHIBIT B - RISKS OF INVESTING

ZENNIHOME HOLDINGS INC.

Risk Factors

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying our Series A Preferred Stock is not like that at all. The ability of the Company to make the profits you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Nobody guaranties the Company will be successful and you might lose some or all of your money.

We are a Startup: Although the Company is producing houses and generating sales and revenue, in many important ways it is still a startup and, like all startups, faces significant challenges establishing a profitable business. Among other things, we must:

- Raise significant capital;
- Hire and retain qualified personnel;
- Develop effective and cost-effective marketing strategies;
- Manage our growth;
- Implement technology systems;
- Create brand awareness; and
- Develop and implement financial controls.

There is no guaranty we will be able to do any of those things successfully in the long term.

Risk of New Business Model: We believe the construction industry is in need of disruption and that our products fill an urgent need, *i.e.*, that we are building a better mousetrap. The flip side of that coin, however, is that we will be successful only if we can change behavior that has not changed significantly in decades. Although a growing segment, modular construction represents only a small piece of the residential construction market. Further, the houses the Company produces are very small, considered "tiny homes." We must persuade homeowners, developers, municipalities, and other industry participants that our product is better, or at least not worse. Ingrained consumer behavior can be extremely hard to change and there is no guaranty we will be successful.

Competition: The Company will compete with many national, regional, and local companies, with new competitors coming to the market on a regular basis. In addition, large general contractors might develop modular construction expertise in-house. Some of these competitors could have far more resources and staying power than we have, and some might have products better aligned with the market. The fact that we have (we believe) a better mousetrap doesn't mean we will have the best mousetrap, and even if we were to have the best mousetrap, it does not guaranty our business will succeed.

Challenge of Conducting a Profitable Business at Scale: The Company is currently operating at a loss and expects to continue to do so for at least a year. To become profitable the Company will have to operate at a significantly larger scale, and operating at a significantly larger scale involves many challenges, including gaining greater market acceptance and manufacturing at much greater volume without significantly increasing per-unit costs. Early investors have the potential to earn large rewards but they also take large risk.

Manufacturing Challenges: The COVID-19 pandemic both revealed and created many challenges in the manufacturing sector, many of which are still being felt today. Among other things: unforeseen bottlenecks and delays in the supply chain; constraints on the availability of raw materials and components; sudden and dramatic price increases; and the shortage of skilled labor.

Uncertainty Around New Factor: The Company has received a grant to build a new, automated factory. The anticipated production from the new factory is included in the Company's new financial projections. However, significant hurdles remain. For one thing, the grant will pay for only a part of the cost of the new factory, and there is no certainty that the Company will be able to raise the rest. Even if the Company can raise the money to pay for the factory, building the factory, hiring the right personnel, and making it operational will present significant challenges.

Orders the Company Expects to Receive Might Not Materialize: Discussions with prospective customers have led the Company to report what it calls "soft orders," meaning orders it expects to materialize. However, there is no guaranty that all or any of these "soft orders" will turn into actual orders.

Risks of Warranties: The Company will provide warranties to buyers, including warranties on the robotic elements of the homes. If there are material problems or warranty claims it will damage the profitability of the Company and returns to investors.

Risks of Sourcing Outside the U.S.: The Company currently manufactures finished houses at its facilities in Arizona but imports some components from abroad. As a result, the Company will incur substantial shipping charges and could be subject to the imposition of unfavorable tariffs and other unfavorable changes in laws, regulations and taxation.

Rising Interest Rates: Interest rates have risen significantly over the last 12 months as the Federal Reserve has tried to cool down the economy and thereby reduce inflation, which reached a 40-year high. Historically, rising interest have been associated with declines in real estate values and construction spending, as consumers face higher mortgage payments.

Difficulty of Enforcing Patent Protection: The Company has applied for a patent to protect its intellectual property from competitors. While a patent can provide protection, the protection can be illusory in practice. For one thing, the patent might not be approved by the U.S. Patent and Trademark Office, or might be narrowed to the point of insignificance. For another, competitors might avoid infringing on the Company's patent with very slight modifications. For another, patents can be extremely expensive to enforce in court. If a competitor with deep pockets infringes the Company's patent, the Company might simply be unable to afford to stop it.

Risks of Government Regulation: The residential construction business is highly regulated, from local zoning restrictions to environmental consideration to building codes and insurance regulation. Regulations could be issued that restrict use of modular systems or require costly changes to the Company's designs or technology. Any regulation of this kind could have an adverse effect on the Company.

Possible Infringement Claims: As far as we know, our business does not infringe on the rights of anyone else. However, it is possible that a claim will be made and that we will have to change something about our business to avoid infringement. We could also be subject to damages for the period of infringement.

We Rely on a Small Management Team: The Company relies on a small management team. If any of these individuals, especially Mr. Worsley, were to die, become disabled, leave the Company, or even spend less time on the Company's business, the Company and its investors would suffer.

The Company will Need More Capital: The Company will need more capital to execute its business plans. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan or even to stay in business.

Future Securities Could Have Superior Rights: The Company could issue securities with rights superior to the rights associated with the Series A Preferred Stock.

Difficult Capital-Raising Environment: Over the last six months many venture capital funds and angel investors have pulled back and/or become more selective, making it more difficult to raise capital.

The Company Does Not Expect to Pay Dividends for the Foreseeable Future: For the foreseeable future, the Company expects to reinvest any free cash flow back into the business. Hence, investors should not expect to see any cash returns for an extended period of time.

Uninsured Losses: The Company will carry insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. Accordingly, it is possible that the Company could suffer a significant uninsured loss.

Risks Associated with Preferred Stock: Convertible preferred stock is a useful instrument for startups and their investors, but also carries risks, including these:

- Unlike a debt instrument (*e.g.*, a promissory note), there is no maturity date with convertible preferred stock, *i.e.*, no date when the Company must give your money back.

- Suppose your convertible preferred stock converts to common stock. The Company could later issue a type of stock or other security with rights superior to those of common stock.

- In a liquidation, your convertible preferred stock would be entitled to payment only after all creditors have been paid.

Terms of Series A Preferred Stock Could be Changed: The terms of your Series A Preferred Stock can be changed with the consent of the Company and the holders of a majority of Series A Preferred Stock. Hence, the terms could be changed against your wishes and without your consent.

Subordination to Holders of Convertible Notes: The Company has sold more than $8 million of Convertible Notes, some to directors and other insiders. The holders of these notes are entitled to accrue interest, unlike holders of the Series A Preferred Stock, and if the Company were sold or dissolved while the Convertible Notes were outstanding (before they converted), would have the right to receive all accrued interest plus 125% of the principal before the holders of the Series A Preferred Stock receive anything. In addition, certain holders of Converted Notes negotiated even better terms with the Company, including higher interest rates and other preferential treatment. Those who negotiated more favorable terms include insiders.

Securities Laws Risks: This Offering is being conducted under SEC Regulation Reg CF ("Reg CF"). We have conducted other offerings under SEC Regulation D or other securities law "exemptions." Reg CF and all other exemptions are complicated, and it is possible that we will fail to comply with one or more requirements. In that case we could be subject to fines and penalties and be required to refund all the money we have raised from investors.

Legal Risks Associated with Crowdfunding Vehicles: Investors will invest not in the Company directly but in ZenniHome CF LLC, which is intended to qualify as a "crowdfunding vehicle" (see the discussion in Form C). Because the Company is a corporation and ZenniHome CF LLC is a limited liability company, there is some risk this arrangement does not comply with the SEC's rules. In that case the offering itself would be illegal and the Company could be subject to significant penalties.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe the demand for modular housing will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe the demand for modular housing will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Registration Under Securities Laws: Neither the Company nor the Series A Preferred Stock will be registered with the SEC or the securities regulator of any state. Hence, neither the Company nor the Series A Preferred Stock are subject to the same degree of regulation and scrutiny as if they were registered.

No Right to Participate in Management of the Company: Investors will have no right to participate in the day-to-day management of the Company. You should consider investing only if you are willing to entrust all aspects of the Company's business to our management team.

Restrictions Imposed by Voting Agreement: Every investor will be bound by a Voting Agreement entered into by the Company and its stockholders. Pursuant to the Voting Agreement, investors will be required to vote their shares of Series A Preferred Stock to elect certain individuals as directors, among other things.

Rights Other Investors Might Conflict with Your Interests: The Company has entered into an "Investor Rights Agreement" and a "Right of First Refusal and Co-Sale Agreement" with some of its stockholders. Both those agreements give the stockholders who are party to the agreements certain rights, including the right to certain information from the Company, the right to have their shares "registered" with the SEC in the event the Company undertakes an underwritten public offering of its stock, and the right to participate in certain sales of stock by the principals of the Company. Investors who acquire Series A Preferred Stock in the Reg CF offering do not have any of these rights, and the exercise of these rights by the stockholders who do have them could, in some circumstances, conflict with the interests of Reg CF investors.

Incomplete Offering Information: The Series A Preferred Stock is being offered pursuant to Reg CF. Although Reg CF does require us to provide some information (in Form C), it does not require us to provide you with nearly all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. It is possible that you would make a different investment decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company and its business, as required by Reg CF, we will not provide nearly all of the information that would be required of a public reporting company. And our reporting obligations under Reg CF could stop under some circumstances.

No Market for the Shares; Limits on Transferability: There are significant obstacles to selling or otherwise transferring your Series A Preferred Stock:

- Most important, there will be no public market, meaning you could have a hard time finding a buyer.

- By law, you may not sell your shares for one year except in very limited circumstances.

- To sell your shares you must satisfy certain conditions. For example, you would not be allowed to sell your shares if the sale would violate the laws around crowdfunding.

Taking the obstacles into account, you should plan to own your Series A Preferred Stock until the Company is sold or dissolved.

Conflicts of Interest: Conflicts of interest could arise between the Company and investors. For example:

- It might be in the best interest of investors if our management team devoted their full time and attention to the Company. However, members of our management time might devote themselves to other endeavors at the same time.

- Members of our management team might prefer higher levels of compensation, while investors might prefer lower levels.

- Members of our management team might want to sell the Company before or after investors believe it is prudent to do so.

- The interests of investors could also conflict with the interests of other shareholders of the Company.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Series A Preferred Stock. For example:Your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you. Additionally:

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

Limited Right to Sue Management: Our Certificate of Incorporation and Bylaws limit your ability to sue members of our management team, even if they make decisions you disagree with or make mistakes that cost you money.

Risks Associated with Qualified Opportunity Zone Status: Some investors have invested, and will invest, in the Company because of its status as a "qualified opportunity zone business" under section 1400Z-2(d)(3) of the Internal Revenue Code, and the associated tax benefits available to investors. While the Company's status as a qualified opportunity zone business makes it more attractive to some investors, it also creates several risks:

- To remain a qualified opportunity zone business the Company must continue to satisfy certain requirements, such as operating within a designated geographic radius. Operating the business in the manner required to satisfy these requirements might not always be in the best interests of the Company, if it weren't for the tax benefits to investors.

- For investors to obtain the full tax benefits associated with qualified opportunity zones, the Company will be required to remain in business for at least 10 years after the date of investment. As a result, the Company might forego the chance to be sold at an earlier time.

- The Company has agreed to pay damages to the investors who anticipated qualified opportunity zone tax benefits if it fails to remain a qualified opportunity zone business, effectively reimbursing those investors for their lost tax benefits.

NOTE: Investors who purchase Series A Preferred Stock in the Reg CF offering on WeFunder will not be eligible for the tax benefits associated with qualified opportunity zone businesses. For them, the status of the Company as a qualified opportunity zone businesses creates risk without the associated tax benefits. Of course, they do benefit, indirectly, to the extent that its status as a qualified opportunity zone businesses allows the Company to raise capital that it would not have been able to raise otherwise.

ZenniHome Holdings Inc. Summary Cap Table

As of 04/21/2024 • Generated at 04/21/2024 12:53:30

	Shares Authorized	Shares Issued and Outstanding	Fully Diluted Shares	Fully Diluted Ownership	Cash Raised
Common Stock classes					
Common (CS) Stock	14,700,000	4,963,107	4,963,107	47.041%	$ -
Total Common Stock issued and outstanding			4,963,107	47.041%	$ -
Preferred Stock classes					
Series Seed Preferred (SSP) Stock	2,400,000	2,400,000	2,400,000	22.748%	$ 6,000,000.00
Series A Preferred (SAP) Stock	3,514,196	550,557	550,557	5.218%	$ 3,903,434.93
Total Preferred Stock issued and outstanding			2,950,557	27.966%	$ 9,903,434.93
Convertibles					
ZenniHome Series A Convertible Note (CN-A)					$ 8,142,565.85
Total Convertibles issued					$ 8,142,565.85
2022 Stock Incentive Plan	2,636,893				
RSAs not purchased				.000%	
Options and RSUs issued and outstanding			2,476,603	23.474%	
Shares available for issuance under the plan			160,290	1.519%	
Totals			10,550,557	100.000%	$ 18,046,000.78

ZenniHome Holdings, Inc.

FINANCIAL STATEMENTS &
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2023



ZenniHome Holdings, Inc.

Contents



Haynie & Company
Certified Public Accountants
& Management Consultants

1230 West Washington St., Suite 401
Tempe, AZ 85288
602-306-4800
602-274-1313
www.HaynieCPAs.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of ZenniHome Holdings, Inc.

Opinion

We have audited the accompanying consolidated financial statements of ZenniHome Holdings, Inc., which comprise the consolidated balance sheet as of December 31, 2023, and the consolidated statement of operations, consolidated statement of changes in stockholders' deficit, and consolidated statement of cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZenniHome Holdings, Inc. as of December 31, 2023, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of ZenniHome Holdings, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ZenniHome Holdings, Inc.'s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ZenniHome Holdings, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ZenniHome Holdings, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Respectfully,

Haynie & Company

Haynie & Company
April 24, 2024

ZenniHome Holdings, Inc.

Consolidated Balance Sheet

December 31,		2023
Assets		
Current assets:		
Cash and cash equivalents	$	1,183,519
Accounts receivable		1,250
Income taxes receivable		159
Inventories		4,606,474
Prepaid expenses		103,434
Total current assets		5,894,836
Non-current assets:		
Property and equipment, net		1,885,288
Right-of-use asset, net		1,256,591
Deferred Tax Asset		1,005,000
Total non-current assets		4,146,879
Total assets	$	10,041,715
Liabilities and stockholders' deficit		
Current liabilities:		
Accounts payable	$	1,870,506
Accrued liabilities		5,548,737
Current portion of operating lease liabilities		109,951
Current portion of long-term debt		566,971
Current portion of finance lease obligations payable		122,420
Total current liabilities		8,218,585
Non-current liabilities:		
Finance lease obligations payable, net of current portion		146,752
Operating lease liability, net of current portion		1,214,768
Convertible debt		7,156,216
Long-term debt, net of current portion and unamortized debt issuance costs		203,917
Total non-current liabilities		8,721,653
Total liabilities		16,940,238
Stockholders' deficit:		
Preferred Stock, $0.00001 par value, 5,914,196 shares authorized, 2,821,554 shares issued and outstanding		28
Common stock, $0.00001 par value, 14,700,000 shares authorized, 4,963,107 shares issued and outstanding		50
Additional paid-in capital		10,619,554
Retained earnings		(17,518,155)
Total stockholders' deficit		(6,898,523)
Total liabilities and stockholders' deficit	$	10,041,715

See independent auditors' report and accompanying notes to consolidated financial statements

ZenniHome Holdings, Inc.

Consolidated Statement of Operations

For the year ended December 31,		2023
Net sales	$	**659,550**
Cost of sales		**(892,960)**
Gross profit		**(233,410)**
Selling, general and administrative expenses		**12,437,787**
Depreciation		**276,286**
Operating loss		**(12,947,483)**
Other income (expense):		**(489,805)**
Loss before income taxes		**(13,437,288)**
Provision for income tax		**-**
Net loss	$	**(13,437,288)**

See independent auditors' report and accompanying notes to consolidated financial statements

ZenniHome Holdings, Inc.

Consolidated Statement of Changes in Stockholders' Deficit
For the year ended December 31, 2023

| | Preferred Stock, Par Value $0.00001 | | | Common Stock, Par Value $0.00001 | | | | | |
| | Shares | | | Shares | | | | | |
	Authorized	Issued and Outstanding	Preferred Stock	Authorized	Issued and Outstanding	Common Stock	Additional Paid In Capital	Retained Deficit	Total
Balance at December 31, 2022	5,914,196	2,400,000	$ 24	7,363,107	4,963,107	$ 50	$ 7,149,558	$ (4,080,867)	$ 3,068,765
Shares Issued	-	421,544	4	-	-	-	2,999,996	-	3,000,000
Stock Compensation	-	-	-	-	-	-	470,000	-	470,000
Net Loss	-	-	-	-	-	-	-	(13,437,288)	(13,437,288)
Balance at December 31, 2023	5,914,196	2,821,544	$ 28	7,363,107	4,963,107	$ 50	$ 10,619,554	$ (17,518,155)	$ (6,898,523)

See independent auditors' report and accompanying notes to consolidated financial statements

ZenniHome Holdings, Inc.

Consolidated Statement of Cash Flows

For the year ended December 31,		2023
Cash flows from operating activities:		
Net loss	$	(13,437,288)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Depreciation		276,286
Stock compensation expense		470,000
Change in operating assets and liabilities:		
Trade accounts receivable		48,591
Inventories		203,211
Prepaid expenses		(52,403)
Net change in right of use assets		81,662
Accounts payable		172,708
Accrued liabilities		3,473,254
Net cash used from operating activities		(8,763,979)
Cash flows from investing activities:		
Acquisition of property and equipment		(659,707)
Net cash used from investing activities		(659,707)
Cash flows from financing activities:		
Payments on finance leases obligations		(126,131)
Proceeds from convertible debt		7,156,216
Proceeds from notes payable		349,002
Proceeds from issuance of preferred stock		3,000,000
Net cash from financing activities		10,379,087
Net change in cash and cash equivalents		955,401
Cash and cash equivalents, beginning of year		228,118
Cash and cash equivalents, end of year	$	1,183,519
Supplemental disclosures of cash flow information:		
Interest paid	$	43,927
Income taxes paid	$	-

See independent auditors' report and accompanying notes to consolidated financial statements

ZenniHome Holdings, Inc.

Notes to the Consolidated Financial Statements

Note 1 - Business & Nature of Operations

ZenniHome Holdings, Inc. - ZenniHome Holdings, Inc. a Delaware Corporation was formed in March 2022. ZenniHome Holdings, Inc. was organized as a holding company for ownership interests in its subsidiary entities described below.

ZenniHome, LLC - ZenniHome, LLC is an Arizona limited liability company established November 15, 2019 to produce factory built housing. The Company is in the business of manufacturing factory built residential housing units with the latest in digital and robotic technologies to transform each unit's smaller footprint space into that of a larger, more expansive home and with the latest environmental power, water, and waste management technologies to significantly reduce each unit's occupancy costs over the home's lifetime. The Company has registered and been granted authority to transact business in the State of Utah as a foreign limited liability company. The Company is licensed by the Arizona Department of Housing as a M-9A Manufacturer of Factory-Built Buildings (License #8910) and a D-10 Retailer dealer of FBBs (License #9012). The Company is governed by its Articles of Organization filed with the Arizona Corporation Commission on November 15, 2019 in File No. 23037759, as amended, and the Arizona Limited Liability Company Act (A.R.S § 29-3101 et seq.)

ZenniHome Logistics, LLC - ZenniHome Logistics, LLC, is an Arizona limited liability company organized under the laws of the State of Arizona in October 2021. ZenniHome Logistics, LLC was formed for ZenniHome unit sales with the Navajo people and to lease factory assets from the Navajo Nation.

Note 2 - Significant accounting policies

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Management estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation
The consolidated financial statements include the accounts of ZenniHome Holdings, Inc., ZenniHome, LLC, and ZenniHome Logistics, LLC. Intercompany balances and transactions are eliminated in consolidation.

ZenniHome Holdings, Inc.

Notes to Financial Statements (continued)

Note 2 - Significant accounting policies (continued)

Cash and cash equivalents - Cash and cash equivalents are defined as cash and investments that have maturity of three months or less. As of December 31, 2023, the Company had cash balances in excess of Federally insured limits of $933,519.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management closely monitors outstanding balances and writes off, as of year-end, all balances that have been deemed uncollectible. Management considered all accounts receivable as of December 31, 2023 to be fully collectible.

Inventories - Inventories, consisting primarily of raw material, work in process and finished goods, are stated at the lower of cost or market.

Property and equipment - The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Costs of repairs and maintenance are charged to expense as incurred. Upon retirement or disposal of equipment, the costs and related depreciation are removed from the accounts, and any gain or loss is reflected in the earnings for both financial statement and income tax reporting purposes. Depreciation is accounted for using the straight-line method.

Maintenance and repairs are charged to operations when incurred, whereas major improvements that extend the useful life of the related asset are capitalized as depreciable assets.

Deferred taxes - The Company reports their deferred tax liabilities and deferred tax assets together as a single noncurrent item on the consolidated balance sheet. If incurred, interest and penalties related to unrecognized tax benefits will be included as interest expense and the accrued interest and penalties will be included with the tax liabilities.

Income taxes - The Company is taxed as a "C" Corporation under the Internal Revenue Code. See footnote 10 for additional disclosures. The Company's subsidiaries are limited liability companies and are recognized as a partnership for federal and state income tax purposes. All items of expenses are passed through to the related parties to report on their individual income tax returns.

The amount provided for income taxes is based upon net income for financial statement purposes. Deferred income taxes are provided when there are temporary differences in reporting results of operations for financial accounting income tax purposes.

ZenniHome Holdings, Inc.

Notes to Financial Statements (continued)

Note 2 - Significant accounting policies (continued)

Accounts payable - Accounts payable consist of trade payables. These invoices are due on demand and are categorized as current liabilities.

Advertising - Advertising costs are charged to operations in the year incurred and totaled $138,868 for the year ended December 31, 2023.

Operating and financing leases - The Company leases certain equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Revenue recognition - The Company recognizes revenue as the five elements of revenue recognition are fulfilled. These elements are met as the sales prices are fixed, and delivery has occurred and control has passed to the customer.

Concentrations of credit risk - The Company maintains its cash balances at a financial institution. At times such investments may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Note 3 - Related parties

The Company had the following related party transactions during the year ended December 31, 2023.

Long-term debt - The Company has $500,049 in long-term debt due to related parties. $471, 991 of the debt has a 10.5% interest rate, with a maturity date of June 31, 2024. The remaining $20,058 has a 3.5% interest rate, with a maturity date of July 15, 2025.

Convertible notes - The Company has $2,261,074 in convertible notes due to related parties. $2,000,000 of the notes have an interest rate of 8%, $161,074 have a 14% interest rate, and the remaining $100,000 have an interest rate of 10%. These convertible notes have various maturity dates between March 28, 2025 and May 28, 2025.

Revenue - The Company had $659,550 in sales for the year ended December 31, 2023, all of which were to a related party. Sales were paid for by the partial settlement of the related party's note balance.

Note 3 - Inventories

Inventories consisted of the following:

December 31,	2023
Raw materials	$ 3,222,868
Work in progress	795,793
Finished goods	587,813
Total Inventories	$ 4,606,474

Note 4 - Property and equipment

Property and equipment consisted of the following:

December 31,	2023
Autos and trucks	$ 49,900
Computer Software	40,861
Buildings	1,185,510
Machinery & Equipment	1,027,458
	2,303,729
Less accumulated depreciation	(418,441)
Property and equipment, net	$ 1,885,288

Depreciation and amortization expense for the year ended December 31, 2023, was $276,286.

Note 5 - Operating Leases

The Company currently has two operating leases. The first is for a facility with a duration of 25 years with 2 renewal terms of 25 years each. The facility lease payment is variable. The first 4 years is considered a "Development Period" where the Company can make property improvements in lieu of rent payments.The cost is $155,000 each year for the next 5 years. After that, the cost per year increases every 5 years by the lesser of 10% or the percent change in the U.S. Department of Labor, Bureau of Labor Statistics, Consumer Price index for the previous 5 years.

The second operating lease is for a fence with a duration of 3 years. The fence lease is unique in that the full payment was made upfront, and there is no lease liability associated with it.

The Components of lease expenses for the year ended December 31, 2023 were as follows:

ZenniHome Holdings, Inc.

Notes to Financial Statements (continued)

Note 5 - Operating leases (continued)		**2023**
Operating Lease Expense		
Amortization of right of use assets		$ 24,288
Interest on lease liabilities		51,774
Total Lease Expenses:		$ 76,062
Weighted-average months remaining:		294
Weighted-average discount rate (%):		8%

Future aggregate minimum payments under operating leases as of December 31, 2023 are as follows:

December 31,		
2024		$ -
2025		-
2026		-
2027		77,500
2028		-
Thereafter		3,725,580
Total Lease Payments		$ 3,803,080
Less: Imputed Interest		(2,478,361)
Total Lease Liabilities		$ 1,324,719
Less: Current Portion		(109,951)
Total Long-Term Operating Lease Liabilities		$ 1,214,768

ZenniHome Holdings, Inc.

Notes to Financial Statements (continued)

Note 6 - Finance leases

In July 2022 and December 2022 the Company began leasing certain equipment which are classified as finance leases. Amortization of the leased property is included in depreciation expense.

Future minimum payments under finance leases are as follows:
December 31,

2024	$	122,420
2025		122,420
2026		72,098
2027		19,961
2028		-
Thereafter		-
Total minimum lease payments		336,899
Less amount representing interest		(67,727)
Present value of minimum lease payments		269,172
Less current portion of financing leases		(122,420)
Financing leases, net of current portion	$	146,752

Weighted-average months remaining:	44
Weighted-average discount rate (%):	6.6%

Note 7 - Long-term debt

Long-term debt consists of the following:

December 31,	2023
In February 2022, the Company signed a note for vehicle financing with an interest reate of 3.25%. Monthly payments are $1,084.53, and the note matures in July 2025.	20,058
In June 2022, the Company signed an interest free note, due in monthly installments of $1,049.58. The note matures in April 2025	16,834
In October 2022, the Company signed a note with an interest rate of 6.50%, with monthly installments due of $6,375.61 including interest. This note matures in September 2027.	254,005

ZenniHome Holdings, Inc.

Notes to Financial Statements (continued)

Note 7 - Long-term debt (continued)

In November 2022, the Company signed a note with a related party, with an interest rate of market plus 2%. The contract states that the related party can increase the note at any time with interest calculated at the time cash is received of market rate plus 2%. There is no minimum payments no set monthly payment, and the loan matures 12 months from when the latest cash is received.

	479,991
Total long-term debt	770,888
Less current portion of long-term debt	(556,971)
Long-term debt, net	$ 213,917

Note 8 - Convertible Notes

In September, October, November, and December 2023, the Company signed convertible promissory notes in the aggregate principal amount of $7,042,566, with a maturity date of 18 months after signing. Of that amount, $2,261,074 was from to related parties. All notes with non-related parties bear interest at 8%. The notes to related parties bear interest of 10% on $100,000; 14% on $161,074; and 8% on the remaining $2,000,000. Interest for 2023 was $113,650. Outstanding principal and interest on these notes automatically convert to Series A Preferred Stock upon maturity. shares convert at a price per share equal to $7.114, rounded down to the nearest share.

Future obligations on Convertible Notes are as follows:

December 31,

2024	$ -
2025	7,156,216
Thereafter	-
Total Convertible Note balance	7,156,216
Less accrued interest	(113,650)
Principal	$ 7,042,566

Note 9 - Equity

Common Stock - The Company has authorized the issuance of 14,700,000 shares of common stock at a par value of $0.00001 per share. Each share of common stock is entitled to one vote. As of December 31, 2023, the Company had 4,963,107 issued and outstanding shares of common stock held by the founding shareholder.

Preferred Stock - The Company has authorized the issuance of 5,914,196 shares of preferred stock, and designated 2,400,000 shares as "Series Seed Preferred Stock" and 3,514,196 shares as "Series A Preferred Stock". Each share of preferred stock have a par value of $0.00001 per share, and each share of preferred stock is entitled to one vote. The preferred stock is convertible into common stock at the rate of one share of common stock for each share of preferred stock.

As of December 31, 2023, the Company had 2,400,000 issued and outstanding shares of series seed preferred stock with an original issue price of $2.50 per share, and 421,544 issued and outstanding shares of Series A Preferred Stock with an original issue price of $7.114 per share, for a total of 2,841,544 issued and outstanding shares of preferred stock. In a liquidation event, the shares of preferred stock hold preferential payment rights over common stock holders based on the original issue price of the preferred stock.

On December 31, 2023, an aggregate of 6,497,632 shares of common stock were reserved for conversion of preferred stock and exercise of stock options.

Stock options - In 2022, the Board of Directors approved the 2022 stock incentive plan that allowed for granting of stock options and made 2,636,893 options available for issuance under the plan. The Board of Directors is in the process of approving an increase in the plan for the issuance of additional options. During the year ending December 31, 2023, the Company issued 2,476,603 options and intends to finalize the issuance of an additional 1,199,485 options once the additional option increase has been approved by the board. For options not yet authorized by the board, the company recognized stock compensation for the effective vesting period of those intended option issuances and recorded an unissued option liability to accrued expenses. Once authorized and issued, the liability for options will be reclassified to the equity account. Of these 3,676,088 options, 3,126,088 vest immediately and 550,000 vest over a three year period. They are exercisable for 10 years from the date of issuance with a stated strike price of $0.39 per share.

Stock based compensation cost is measured at the grant date based on the fair value of the award granted and recognized as expense over the vesting period using the straight-line method. The Company uses the Black-Scholes model to value options granted.

ZenniHome Holdings, Inc.

Notes to Financial Statements (continued)

Note 9 - Equity (continued)

The following assumptions were used in estimating the grant date fair value of the options:

	2023
Stock price	0.39
Exercise price	0.39
Risk free rate	3.61 - 3.97%
Volatility	51.91%
Expected term in years, simplified method	5-6.25
Weighted average fair value of options on grant date	$ 0.21

	Number of Options	Weighted Avg. Exercise Price	Weighted Avg. Fair value	Remaining life
Outstanding at December 31, 2022	-	-	-	-
Granted	3,676,088	0.39	0.21	10.00
Exercised	-	-	-	-
Outstanding at 12/31/2023	3,676,088	0.39	0.21	9.23
Exercisable at 12/31/2023	2,857,532	0.39	0.21	9.24

During the year ended December 31, 2023, the Company recognized $470,000 compensation expense for the vesting of these options.

ZenniHome Holdings, Inc.

Notes to Financial Statements (continued)

Note 10 - Provision for income taxes

The deferred tax assets and (liabilities) consisted of the following:

December 31,	2023
Deferred tax assets	$ 1,005,000
Deferred tax liabilities	-
Net deferred tax assets	$ 1,005,000

The tax effects of significant items that give rise to deferred taxes are:

December 31,	2023
Depreciation	$ (199,420)
Stock compensation expense	150,470
Other	20,955

The income tax rate differs from the statutory federal income tax rate primarily due to non-deductible expenses, tax credits, state income taxes and surtax exemptions.

As of December 31, 2023, the Company has federal and state net operating loss carryforwards of $16,041,060 which are available to offset future taxable income and may be carried forward indefinitely.

Note 11 - Commitments and contingencies

In the normal course of business, the Company is party to various claims, actions, and complaints. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position.

Note 12 - Significant concentrations

For the year ended December 31, 2023, one hundred percent (100%) of the Company's sales were to one customer who is a related party due to their significant ownership in the Company. See note 3 for related parties disclosure.

Note 13 - Subsequent Events

The Company had the following subsequent events through April 24, 2024, the date the Company issued these financial statements.

In January, February, and March 2024, the Company signed multiple convertible notes with an aggregate principal amount of $1,200,000. Of this balance, $50,000 are with a related party.

In January 2024, the Company received $50,000 in related party notes payable. The interest rate of this note is market plus 2%, and has a maturity date of December 31, 2024.

In February 2024, the Company received $80,000 in related party notes payable. The interest rate of this note is market plus 2%, and has a maturity date of January 31, 2025.

In April 2024, the Company received $180,000 in related party notes payable. The interest rate of this note is market plus 2%, and has a maturity date of January 31, 2025.

In January through April 2024, the Company has received $1,100,000 in exchange for Series A shares. This was obtaind through the Company's crowdfunding.